UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Pursuant to

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

UGC Europe, Inc.

(Name of Subject Company)

UGC Europe, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90268P 10 2

(CUSIP Number of Class of Securities)

Jacques Manardo and John Risner

Special Committee of the Board of Directors

UGC Europe, Inc.

4643 South Ulster Street, Suite 1300

Denver, Colorado 80237

(303) 220-4204

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of Person Filing Statement)

With a copy to:

Ethan A. Klingsberg, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, this “Schedule 14D-9”) of UGC Europe, Inc., a Delaware corporation (the “Company”), originally filed on October 20, 2003, and amended on November 13, 2003, and relates to the offer by Europe Acquisition, Inc. (the “Acquiror”), a Delaware corporation and a wholly-owned subsidiary of UnitedGlobalCom, Inc., a Delaware corporation (“United”), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share (the “Common Shares”), for 10.3 shares of Class A common stock of United, par value $0.01 per share (“United Class A Shares”), upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 (registration number 333-109496) (the “Registration Statement”) filed by United with the Securities and Exchange Commission (the “Commission”) on October 6, 2003 and as amended through November 26, 2003 (the “Prospectus”), and in the letter of transmittal attached as an exhibit to the Tender Offer Statement on Schedule TO (the “Schedule TO”) of the Acquiror filed with the Commission on October 6, 2003 and as amended through November 26, 2003 (which, together with the Prospectus, constitute the “Offer”). The Offer is described in the Prospectus. This Schedule 14D-9 is being filed on behalf of the Company. Except for information relating to the activities of the Special Committee of the Company’s board of directors (as defined in Item 4 below), the information contained in this Schedule 14D-9 has been prepared by management of the Company, who for the most part is also the management of United or, in the case of information about the non-Company operations of United, by United.

Item 1. Subject Company Information.

The name of the subject company is UGC Europe, Inc., a Delaware corporation. The Company’s principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237 and the telephone number at that address is (303) 220-4204.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share. As of December 5, 2003, the Company had 49,999,153 Common Shares outstanding. As of December 5, 2003, United and its subsidiaries owned 33,374,089 Common Shares, which constitutes 66.75% of the outstanding Common Shares.

Item 2. Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and telephone number are set forth in Item 1 above.

This Schedule 14D-9 relates to the exchange offer disclosed in the Prospectus of United to exchange each outstanding Common Share for 10.3 United Class A Shares, upon the terms and subject to the conditions set forth in the Offer.

According to the Prospectus, United’s principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

With respect to all information described herein as contained in the Prospectus and the Offer, and all information concerning United, the Acquiror or their affiliates (other than the Company), officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein (including in the Exhibits hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) United, the Acquiror or their respective executive officers, directors or affiliates.

Interests of the Company’s Executive Officers and Directors

Common Executive Officers and Directors. Certain of United’s executive officers and directors are also current or former executive officers or directors of the Company and United Pan-Europe Communications N.V., a subsidiary of the Company (“UPC”), whose relationships with the Company or its subsidiaries require disclosure in this Schedule 14D-9 under the rules and regulations of the Commission. These executive officers and directors include Gene W. Schneider, Michael T. Fries, Mark L. Schneider, Ellen P. Spangler and Tina M. Wildes. Also, John P. Cole, Jr. and John W. Dick currently serve as directors of both United and the Company.

Gene Schneider serves as United’s Chairman of the Board and Chief Executive Officer, Chairman of the Board and Chief Executive Officer of the Company, and served as Advisor to the Supervisory Board of UPC. Michael Fries is United’s President and Chief Operating Officer and serves on its board of directors. Mr. Fries is also President and Chief Operating Officer of the Company, serves on its board of directors, and also served on UPC’s Supervisory Board. Mark Schneider is a member of United’s board of directors. He also serves on the board of directors of the Company and as Chief Executive Officer of chello Media, and served as the Chairman of UPC’s Board of Management from April 1997 until September 2001. Ellen Spangler is a Senior Vice President of United and its Secretary, serves as a director and a Senior Vice President and Secretary of the Company and served as a member of the Supervisory Board of UPC. Tina Wildes is a member of United’s board of directors, serves as a Senior Vice President and as a director of the Company, and served as a member of the Supervisory Board of UPC. For a more complete description of the business and backgrounds of these and other executive officers and directors of United and certain other affiliates, see “Schedule 1—Information Concerning Directors and Executive Officers” of United’s Prospectus.

None of the directors or executive officers of United who are also directors or executive officers of the Company have agreements with United in connection with their employment by United or service as an officer or director of the Company other than the expatriate compensation agreement between United and Mark Schneider. Under this agreement, United pays a housing allowance and cost of living adjustment to the base compensation of Mr. Schneider in connection with him working for United and the Company outside of the United States. The housing allowance and cost of living adjustment are determined by a third party valuation of the differences in housing and other living costs between the location of Mr. Schneider’s non-U.S. assignment and the U.S. city in which Mr. Schneider lived prior to this non-U.S. assignment.

Equity Incentive Plan. Officers and directors of the Company are eligible for awards under the Company’s Equity Incentive Plan. On October 7, 2003, the Company’s board of directors granted stock appreciation rights (“SARs”) to certain of its directors and executive officers, including the following individuals who are also directors or officers of United:

•	Michael T. Fries received a grant based on 125,000 shares at a base price of $56.05 and a grant based on 125,000 at a base price of $38.50 with a cap of $56.05.

•	Mark L. Schneider received a grant based on 100,000 shares at a base price of $56.05 and a grant based on 100,000 at a base price of $38.50 with a cap of $56.05.

•	Ellen P. Spangler received a grant based on 70,000 shares at a base price of $56.05 and a grant based on 70,000 at a base price of $38.50 with a cap of $56.05.

•	Tina M. Wildes received a grant based on 40,000 shares at a base price of $56.05 and a grant based on 40,000 at a base price of $38.50 with a cap of $56.05.

As of the date hereof, neither member of the Special Committee has been granted SARs.

The SARs vest annually in five equal installments, with the first vesting event on October 1, 2004, and expire on October 1, 2013. If the Offer is successfully completed, United intends to effect the Merger (as defined in Item 4(b)(ii) below). The Company may accelerate the vesting of the SARs by so notifying the holders of the SARs in writing unless, in connection with the Merger, United either assumes the SARs or otherwise substitutes equivalent new awards for the SARs that the Company’s compensation committee determines are equitable and appropriate. United intends to assume the SARs or substitute equivalent new awards of stock appreciation rights.

Schneider Loan. In 1999, chello broadband N.V., a subsidiary of UPC (“chello broadband”), loaned Mr. Schneider €2,268,901 so that he could acquire certificates evidencing the economic value of stock options granted to Mr. Schneider in 1999 for chello broadband ordinary shares B. This recourse loan, which is due and payable upon the sale of the certificates or the expiration of the stock options, bears no interest. Interest, however, is imputed and the tax payable on the imputed interest is added to the principal amount of the loan. In 2000, Mr. Schneider exercised chello broadband options through the sale of the certificates acquired with the loan’s proceeds. Of the funds received, €823,824 was withheld for payment of the portion of the loan associated with the options exercised. The outstanding loan balance was €1,465,338 at December 31, 2002. In 2003, chello broadband adjusted the loan balance to reflect unvested certificates transferred to chello broadband as a result of Mr. Schneider’s resignation in 2001. The current outstanding loan balance is €381,112.

Transaction with Charles H. Bracken. UPC and Charles H. Bracken are parties to an Executive Services Agreement described in Annex D of UPC’s Second Amended Disclosure Statement (the “Disclosure Statement”), under the heading “Item 11. Compensation—Agreements with Executive Officers,” on page D-11 thereto, a copy of which description is included in Exhibit (e)(2).

Indemnification of Directors and Officers. The Restated Certificate of Incorporation (the “Charter”) of the Company provides that, to the fullest extent permitted under the Delaware General Corporation Law, any director of the Company will not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director. The Charter and the Amended and Restated Bylaws (“Bylaws”) of the Company provide that the Company will, to the fullest extent permitted by applicable law, indemnify its directors, officers, employees and other agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director, officer, employee or agent of the Company. The Charter and Bylaws also provide that the Company will advance expenses (including attorneys’ fees) incurred by a director or officer of the Company in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Charter or the Bylaws.

United’s Relationship with the Company; Reorganization of UPC; Relationship with Liberty

United’s Ownership of the Company. On September 3, 2003, the Company acquired more than 99.0% of the stock of, and became the successor issuer to, UPC, as a result of the consummation of UPC’s reorganization plan under Chapter 11 of the U.S. Bankruptcy Code, or “Chapter 11,” and insolvency proceedings under Dutch law. Upon the consummation of the reorganization plan, United became the holder of 66.75% of the Common Shares in exchange for the equity and indebtedness of UPC that United owned before the reorganization.

In July 1995, United and Philips Electronics N.V. contributed cable television assets and cash to UPC and operated UPC as a 50/50 joint venture. In December 1997, United and UPC acquired the Philips interest, and UPC became United’s wholly-owned indirect subsidiary. In February 1999, UPC concluded its initial public offering and United’s equity interest in UPC was reduced to 62.4%. While United’s equity interest was further reduced as UPC continued to issue additional shares of stock, United continued to hold a majority of UPC’s ordinary shares. In December 2000, United purchased $250 million of preferred stock and warrants of UPC as part of UPC’s $1.24 billion private offering of these securities.

In January 2002, United acquired from Liberty Media Corporation, its largest shareholder (“Liberty”), $1.4 billion and €263 million face amount of senior notes and senior discount notes issued by UPC, or the “Liberty UPC Bonds,” and exchangeable notes issued by UPC and one of its subsidiaries with an aggregate accreted value of $892 million, or the “Belmarken Notes.” United issued to Liberty 281.3 million shares of its Class C common stock in exchange for the Liberty UPC Bonds and Belmarken Notes. UPC and its subsidiary issued the Belmarken Notes to Liberty in May 2001 in exchange for $856.8 million in cash. Liberty acquired the Liberty UPC Bonds in a tender offer it completed in November 2001. Liberty acquired the Liberty UPC Bonds for aggregate consideration of $312.7 million and €44.7 million. In April 2003, United purchased from Liberty additional preferred stock and warrants of UPC in exchange for 426,360 United Class A Shares.

UPC Reorganization. On February 1, 2002, UPC failed to make required interest payments on certain of its senior notes and senior discount notes. The failure to make those and subsequent payments constituted events of default under UPC’s governing indentures, constituted cross-defaults under UPC’s other indentures and gave rise to potential cross events of default under some of UPC’s credit facilities with commercial banks. On February 1, 2002, UPC signed a non-binding agreement in principle with United to enter into negotiations with the holders of UPC’s senior notes and senior discount notes to attempt to reach agreement on a means to restructure UPC’s indebtedness. Beginning in March 2002, UPC met with United’s representatives and representatives of a steering committee representing the other holders of UPC’s senior notes and senior discount notes to discuss a process for, and terms of, a restructuring of those notes and the Belmarken Notes.

On September 30, 2002, UPC announced that it, United and the members of the noteholders steering committee had agreed on a reorganization plan for UPC. The reorganization plan provided for the elimination of UPC’s outstanding indebtedness evidenced by the Belmarken Notes, its senior notes and senior discount notes and its preferred stock in exchange for equity issued by a newly formed corporation, UGC Europe, Inc.

In order to effect the restructuring, on December 3, 2002, UPC filed a voluntary petition for relief under Chapter 11 with the United States Bankruptcy Court for the Southern District of New York, including a plan of reorganization. On that date UPC also commenced a moratorium of payments in The Netherlands under Dutch bankruptcy law and filed a proposed plan of compulsory composition with the Amsterdam Court. UPC submitted a revision to the reorganization plan in the United States Bankruptcy Court and to the plan of compulsory composition in the Dutch Bankruptcy Court on December 23, 2002, and a subsequent revision on January 7, 2003. The United States Bankruptcy Court confirmed the reorganization plan on February 20, 2003. The Dutch Bankruptcy Court ratified the plan of compulsory composition on March 13, 2003. Following appeals in the Dutch proceedings, the reorganization was completed on September 3, 2003, as provided in the pre-negotiated plan of reorganization.

Purchase of SBS Shares. In April 2003, United acquired UPC’s 21.0% in SBS Broadcasting S.A. (“SBS”) for $107.2 million in cash. SBS creates, acquires, packages and distributes programming and other media content in many of United’s territories and elsewhere in Europe via commercial general entertainment television channels, radio stations and the Internet.

Company Ownership of United. The Company currently holds approximately 5.6 million United Class A Shares, which currently represents approximately 5.0% of the outstanding United Class A Shares.

UPC Transactions with Liberty. UPC’s transactions with Liberty relating to the Belmarken Notes, UPC’s senior notes and senior discount notes are summarized in the Disclosure Statement under the heading “Outstanding Securities of the Company—The Belmarken Notes” on pages 136 and 137 thereof, in Annex C to the Disclosure Statement, under the heading “Notes to Consolidated Financial Statements—Note 9. Long Term Debt Exchangeable Loan” on page C-F-38 thereto, and in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationship with United, UGC Holdings and Related Transactions” on pages D-21 and D-22 thereof, copies of which descriptions are included in Exhibit (e)(2).

Agreements between the Company and United. United and the Company are parties to a registration rights agreement, management services agreement and a non-compete agreement described on pages 160 and 161 of the Disclosure Statement under the heading “New UPC—Agreements with the UGC Group.” Old UGC, Inc. (formerly known as UGC Holdings, Inc., “Old UGC”) and UPC are parties to substantially similar agreements and a secondment agreement, also described on pages 160 and 161 of the Disclosure Statement under the heading “New UPC—Agreements with the UGC Group” and in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationship with United, UGC Holdings and Related Transactions,” copies of which descriptions are included in Exhibit (e)(2).

Stockholders Agreement. On April 16, 2003, United entered into a Stockholders Agreement with the Company and certain of its stockholders that provides for certain “tag-along rights” with respect to collective transfers by United or its subsidiaries of the Company’s common stock. This Stockholders Agreement is described on pages 157 through 160 of the Disclosure Statement under the heading “New UPC—Stockholders Agreement” a copy of which description is included in Exhibit (e)(2).

Relationship Agreement between chello broadband and Old UGC. Old UGC and the Company’s subsidiary, chello broadband, are parties to a relationship agreement described in Annex D to the Disclosure Statement under the heading “Item 13. Certain Relationships and Related Transactions—Relationships with chello broadband,” on page D-23 thereto, a copy of which description is included in Exhibit (e)(2).

Transactions with Liberty

Liberty Purchase of Shares of United’s Class B Common Stock from Founding Stockholders. On August 18, 2003, certain of United’s founding stockholders, including Gene Schneider, Tina Wildes, various Schneider family trusts, and Liberty entered into a share exchange agreement, pursuant to which the founding stockholders agreed to exchange an aggregate 8,198,016 shares of United’s Class B common stock, representing all of the outstanding shares of United’s Class B common stock, for securities of Liberty and cash. Upon completion of this exchange, and assuming the Offer and the Merger are not completed and assuming no exercise by Liberty of its preemptive rights to acquire additional United Class A Shares, which is anticipated to close in early 2004, Liberty would own 75.8% of United’s common stock, which represents 96.9% of the combined voting power of United’s common stock. Upon completion of this share exchange and assuming the Offer and the Merger are completed and Liberty exercises its preemptive rights, Liberty will own 55.0% of United’s common stock, which represents approximately 92.0% of the combined voting power of United’s common stock.

Upon closing of the share exchange agreement, the current standstill agreement between Liberty and United will be terminated, other than certain preemptive rights provisions, which have been modified by the preemptive rights waiver agreement between Liberty and United and which survive termination of the remaining portions of the standstill agreement. The current standstill agreement restricts the additional amount of United’s stock that Liberty can acquire and restricts the way Liberty can vote United’s stock. As a condition to the closing of this exchange, Liberty has agreed to enter into a new standstill agreement with United that will generally limit Liberty’s ownership of United’s common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of United’s common stock. Except in the case of a short-form merger in which United’s stockholders are entitled to statutory appraisal rights, such offer or transaction must be at a price at or above a fair value of United’s shares determined through an appraisal process if a majority of United’s independent directors has voted against such transaction or voted to recommend against approval of such transaction. United’s board of directors has not yet approved the terms of this new standstill agreement. Under the terms of this new standstill agreement, which Liberty has agreed to enter into if approved by United’s board, United would continue to permit Liberty and its affiliates, upon request, to exchange any United Class A Shares owned by them for shares of United’s Class C common stock, or, following the conversion of United’s Class C common stock, its Class B common stock, on a one-for-one basis.

Liberty Merger Transaction Loans. In January 2002, United closed a transaction with Liberty pursuant to which Liberty acquired a majority economic interest in United. We refer to this transaction as the “Liberty merger transaction.” When Old UGC issued shares of its Series E preferred stock in connection with the Liberty merger transaction, each of Curtis Rochelle, Albert M. Carollo, Gene Schneider and Mark Schneider delivered full-recourse promissory notes to Old UGC in the amount of $748,500 in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has by then been made. As of September 30, 2003, the aggregate outstanding balance of all these loans, including accrued interest, was $3,323,215. On May 14, 2002, these stockholders exchanged their shares in Old UGC for shares in United, giving United 100% control of Old UGC. Notwithstanding the exchange, the foregoing loans remain outstanding.

Stockholder Agreements between Liberty and Certain Founders of United. At the closing of the Liberty merger transaction, Liberty, Liberty Global, Inc., together with their permitted transferees, or the “Liberty parties,” certain of United’s stockholders, or “founders,” including Gene Schneider, Mark Schneider, Tina Wildes, various Schneider family trusts, and United entered into a Stockholders Agreement. We refer to the founders, together with their permitted transferors, as the “founder parties.” Upon closing of the share exchange agreement, the Stockholders Agreement will be terminated, except as set forth in “—Exchange of Shares” below. The material terms of the Stockholders Agreement include the following:

Limitations on Conversion. Until such time as the provisions of Old UGC’s indenture that require Old UGC to offer to repurchase the bonds issued thereunder upon a change of control of Old UGC are rendered inapplicable (either by redemption of the bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, the Liberty parties will not convert any shares of United’s Class C common stock into United’s Class A common stock if, after giving effect to the conversion, the Liberty parties would have more than 50.0% of the combined voting power of United’s Class A common stock and United’s Class B common stock outstanding or would have more voting power than United’s Class A common stock and United’s Class B common stock owned by the founder parties. This limitation on the Liberty parties’ right to convert (a) will terminate if the aggregate voting power of United’s shares of Class A common stock and Class B common stock beneficially owned by any person or group (other than a group that is controlled by certain of the founders and that consists solely of founders) exceeds either 50.0% of United’s total voting power or the voting power held by the founder parties and (b) will not apply to conversions made by the Liberty parties in connection with sale or hedging transactions or any related pledges of their shares.

Change of Control Covenants. Subject to specified exceptions for governmental licenses, United will not take or permit any action that would result in United being subject to any covenants restricting the ability of Old UGC, United or any of its affiliates to effect a change of control, other than such covenants contained in Old UGC’s indenture, unless any such change of control involving or caused by the action of any Liberty party (other than a transfer of control, if control were obtained, by a Liberty party to a third party) is exempted from the application and effects of any such restrictive covenants. United will not take or permit any action to extend or perpetuate the existing change of control covenants beyond the maturity date of the bonds issued under United’s outstanding indenture.

Rights of First Offer. Subject to specified exceptions, which are summarized below, no Liberty party may transfer any shares of United’s Class B or Class C common stock, or convert any such shares to United Class A Shares, unless it first offers the founders the opportunity to purchase the shares, and no founder party may transfer any shares of United’s Class B common stock, or convert any such shares to United Class A Shares, unless it first offers the Liberty parties the opportunity to purchase the shares. If either the Liberty parties or the founder parties decline to exercise their right of first offer, then the party proposing to transfer shares of United’s Class B or Class C common stock to a third party must convert the shares to United Class A Shares immediately prior to such transfer, unless, in the case of a proposed transfer by the founder parties, the number of shares being transferred by all founder parties to the same transferee represents at least a majority of all shares of United’s

Class B common stock owned by the founder parties, their permitted transferees, and any other person that the founder parties have designated to purchase shares from the Liberty parties pursuant to the founder parties’ right of first offer. Prior to any event that permits the conversion of United’s Class C common stock into United’s Class B common stock, the number of shares that the Liberty parties may transfer to a third party, when taken together with the number of United Class A Shares previously transferred to a third party following their conversion from United’s Class C common stock, shall not exceed the number of United Class A Shares acquired after the closing of the Liberty merger transaction from parties other than United (including upon conversion of United’s Class C common stock) or the founder parties, plus the number of United Class A Shares that the Liberty parties received in the Liberty merger transaction upon conversion of any of United’s Class A common stock of Old UGC acquired after December 3, 2001.

Permitted Transfers. The Liberty parties and founder parties may transfer their shares of United’s Class B common stock and Class C common stock to permitted transferees without having to first offer them to any other party. The founder parties’ permitted transferees include other founders, family members and heirs of the founders and partnerships or trusts owned by or for the benefit of the founders. The Liberty parties’ permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of United’s Class B common stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the stockholders agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the founders’ shares that were in existence prior to May 25, 2001 are also allowed under the agreement. The stockholders agreement specifies some transactions that are not considered to be transfers for purposes of the agreement, and thus are generally not subject to the rights of first offer and other restrictions on transfer. Such transactions include: conversions of United’s Class C common stock to United’s Class B common stock or United’s Class B or Class C common stock to United’s Class A common stock, transfers pursuant to a tender or exchange offer approved by a majority of United’s board of directors, transfers by operation of law in connection with a merger, consolidation, statutory share exchange or similar transaction involving United, transfers pursuant to a liquidation approved by a majority of United’s board of directors and, in the case of Liberty, a transfer of (or control of) a Liberty party that results in voting securities representing at least a majority of the outstanding voting power of such party or any ultimate parent entity of such party or its successor being beneficially owned by persons who prior to such transaction were beneficial owners of a majority of the outstanding voting power of the outstanding voting securities of Liberty (or any publicly traded class of voting securities of Liberty designed to track a specified group of assets or businesses), or who are control persons of any combination of the foregoing, as long as such ultimate parent entity of such transferred party becomes a party to the stockholders agreement and the standstill agreement executed in connection with the stockholders agreement with the same rights and obligations as Liberty.

Tag-Along Rights. If the Liberty parties propose to transfer a majority of their shares of United’s Class B and Class C common stock to persons other than permitted transferees, and the founder parties do not purchase such shares, then the founder parties will be entitled to transfer a proportionate amount of their shares of United’s Class B common stock to the same purchaser on no less favorable terms. If the founder parties propose to transfer a majority of their shares of United’s Class B common stock to persons other than permitted transferees, and the Liberty parties do not purchase such shares, then the Liberty parties will be entitled to transfer a proportionate amount of their Class A, Class B and/or Class C common stock to the same purchaser on no less favorable terms.

Drag-Along Rights. If the founder parties propose to transfer a majority of their Class B common stock to an unaffiliated third party that is not a permitted transferee, and the Liberty parties do not purchase such shares, then the founder parties can require the Liberty parties to transfer to the same transferee on terms no less favorable than those on which the founder parties transfer their shares, at the election of the Liberty parties, either (i) all of their shares of United’s Class B and Class C common stock, (ii) all of their common stock or (iii) a proportionate amount of each class of United’s common stock that they own; provided that the Liberty parties will be required to transfer all of United’s common stock owned by them if, in connection with the proposed transfer by the founder parties, Gene Schneider, G. Schneider Holdings, Co., The Gene W. Schneider Family Trust, Mark

Schneider and The MLS Family Partnership LLLP propose to transfer all shares of United’s common stock beneficially owned by them, which shares of common stock include shares of United’s Class B common stock representing at least 40% of the greater of the number of shares of United’s Class B common stock owned by them on the date of the stockholders agreement and the number of shares of Old UGC, Class B common stock owned by them on June 25, 2000.

Exchange of Shares. United will, on request, permit Liberty and its affiliates to exchange any United Class A Shares owned by them for shares of United’s Class C common stock, or, following the conversion of United’s Class C common stock, United’s Class B common stock, on a one-for-one basis. United will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of United (which shares were acquired from UPC or such affiliate), for shares of United’s Class C common stock or, following the conversion of the Class C common stock, Class B common stock. The new standstill agreement described above under “Liberty Purchase of Shares of United’s Class B Common Stock from Founding Stockholders” to be entered into at the closing of the share exchange agreement provides that the covenants described in this paragraph will survive the termination of the Stockholders Agreement.

Termination. The tag-along provisions, the drag-along provisions and the limitations on the conversion of shares of United’s Class C common stock to United Class A Shares terminate on June 25, 2010, unless the stockholders agreement is terminated earlier. The stockholders agreement will terminate as to any Liberty party or founder party the voting power of whose equity securities is reduced below 10% of the voting power of Old UGC such party held on June 25, 2000. The stockholders agreement will terminate in its entirety on the first to occur of (a) all of the founders and their permitted transferees or Gene Schneider and Mark Schneider and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of United’s Class B common stock owned by them on the date of the stockholders agreement and the number of shares of Old UGC, Class B common stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty party continue to be owned by such person) or (b) the transfer by the founder parties of a majority of their Class B common stock to one or more Liberty parties or one or more unaffiliated third parties.

Founders Agreement for Old UGC. At the closing of the Liberty merger transaction, certain founders, including Gene Schneider and Mark Schneider entered into a founders agreement that set forth the manner in which holders of Old UGC’s Class A common stock would select one-half of the members of Old UGC’s board of directors for so long as such stock remained outstanding. The founders agreement also regulated the voting of the Class A common stock on other matters, and put in place restrictions on the transfer of the Class A common stock. This agreement was terminated on May 14, 2002 in connection with the founders’ exchange of their shares in Old UGC for shares of United.

Founders Agreement for United. At the closing of the Liberty merger transaction, certain founders, including Gene Schneider and Mark Schneider, entered into an agreement that establishes certain rights and obligations among themselves as holders of United’s common stock. Founders who are parties to this agreement will vote for director nominees who are selected under the agreement’s terms, and are subject to first offer rights in the event they wish to transfer shares of United’s Class B common stock other than to permitted transferees. The agreement will terminate as to any founder when he and his permitted transferees together hold less than 10% of United’s Class B common stock they held as of the closing.

Liberty Loan to Gene Schneider Following Margin Calls. On December 9, 2002, Gene Schneider and G. Schneider Holdings, LLLP, a Colorado limited liability limited partnership of which Mr. Schneider is the general partner, prepaid loans with an aggregate principal amount of $5.1 million that were made on June 21, 2002 by Liberty to Mr. Schneider and Schneider Holdings. Liberty originally extended the loans following receipt by Mr. Schneider and Schneider Holdings of margin calls in connection with certain indebtedness with a commercial bank. The loans accrued interest at an annual rate of LIBOR plus 2.0% and were due and payable, including accrued interest, on December 20, 2002. The loans were secured by an aggregate of 4,286,728 shares of United’s Class B common stock.

Noncompetition and Nonsolicitation Agreements. Liberty has agreed that, in connection with the closing of the transactions contemplated by the share exchange agreement, it will offer shares of its Series A common stock to Michael Fries, Mark Schneider, Ellen Spangler and Tina Wildes, in exchange for their agreement to sign a noncompetition and nonsolicitation agreement. Under this arrangement, Mr. Fries and Mr. Schneider will each be offered 228,750 shares, Ms. Spangler will be offered 134,935 shares, and Ms. Wildes will be offered 134,934 shares of Liberty Series A common stock. Pursuant to the noncompetition and nonsolicitation agreements, the executives will agree that while they are employed by United and for two years thereafter (but not longer than five years from the date of the noncompetition and nonsolicitation agreement), they will not participate in the business of providing broadband communications services in competition with Liberty or its subsidiaries outside the United States or solicit, interfere with, or try to entice away from Liberty or its subsidiaries any of their suppliers, customers or employees. If any executive breaches the agreement, he or she could be obligated to return some or all of the shares of Liberty Series A common stock received when the agreement is signed.

In addition, Liberty has acknowledged that, in connection with the closing of the transactions contemplated by the share exchange agreement, United proposes to enter into a five-year employment agreement with Gene Schneider and Liberty has agreed that, subject to the approval of the proposed employment agreement by the compensation committee and audit committee of United’s board of directors (with any members thereof who are parties to, or affiliates of parties to, the share exchange agreement abstaining) and subject to the consummation of the transactions contemplated by the share exchange agreement, Liberty will use reasonable efforts, in its capacity as a stockholder, to cause United to comply such employment agreement with Gene Schneider. Pursuant to the proposed employment agreement, Mr. Schneider would continue to serve as the non-executive chairman of United’s board of directors for so long as requested by the board of directors, and would be subject to a five-year non-competition obligation (regardless of when his employment under the agreement is terminated). In exchange, Mr. Schneider would receive an annual base salary of not less than his current base salary, would be eligible to participate in all welfare benefit plans or programs covering senior executives of United generally, and would be entitled to receive certain additional fringe benefits with an aggregate value of not more than $50,000 per year.

Modification of Liberty Preemptive Rights. Pursuant to a standstill agreement among United, Liberty and certain of Liberty’s affiliates (the “Liberty Group”), the Liberty Group is entitled to preemptive rights to acquire United Class A Shares with respect to the issuance of United Class A Shares in the Offer and the Merger sufficient to maintain its current percentage ownership of United’s common stock. Following negotiations among the UGC Europe special committee, the stockholders committee and United’s board, United negotiated with Liberty certain modifications to Liberty’s preemptive right as described below. The modifications were approved by United’s audit committee.

Liberty and United have agreed in connection with the Offer and the Merger that, in lieu of the provisions of the standstill agreement, the Liberty Group will have the option (but not the obligation) to acquire up to a number of United Class A Shares equal to the number of shares sufficient to permit the Liberty Group to hold 55.0% of the total number of shares outstanding following the Offer and the Merger (assuming for purposes of that calculation that Liberty had acquired 8.2 million shares of United’s common stock pursuant to the transaction with United’s founding stockholders described above under “Liberty Purchase of Shares of United’s Class B Common Stock from Founding Stockholders”, and assuming further the conversion, exercise or exchange of certain rights held by the Liberty Group or to be issued in the Offer and the Merger), or, if greater, a number of shares, the purchase price for which would retire the loans described below, provided that the Liberty Group may not in any event acquire a number of shares such that its ownership of United’s common stock would exceed 60.0% of United’s outstanding common stock (similarly assuming for purposes of this calculation that the share exchange has been consummated and the conversion and exercise of all of Liberty’s rights to receive United Class A Shares).

The purchase price of the shares that would be acquired if the Liberty Group exercises its preemptive right in connection with the Offer and the Merger will be the arithmetic average of the volume weighted average prices for the Company’s common stock on The Nasdaq Stock Market, as reported by Bloomberg L.P., for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares of the Company’s common stock for exchange in the Offer, divided by 10.3, the exchange ratio. Payment for any shares acquired by the Liberty Group acquired in connection with the Offer and the Merger initially will be made by cancellation of the principal amount of and accrued but unpaid interest on the loans made by Liberty to United’s affiliates during January and February of 2002 and payable to a subsidiary of Liberty in the aggregate principal amount of approximately $102.7 million. Accrued interest on the notes was approximately $270,000 as of November 12, 2003. Those loans bear interest at the rate of 8.0% per annum. To the extent that the aggregate purchase price exceeds the principal amount and accrued but unpaid interest on such loans, the purchase price will be paid in cash.

The preemptive rights have been amended as to future issuances of United’s common stock to provide that, in connection with any such issuance, the Liberty Group may acquire a number of shares so that the Liberty Group and its affiliates will hold a number of United’s equity securities equal to the lesser of 55.0% of United’s total outstanding common stock and the percentage of the total outstanding common stock that Liberty owned immediately prior to the issuance of United Class A Shares giving rise to the preemptive rights, assuming the conversion and exercise of all rights held by the Liberty Group or to be issued in such transaction.

If United Class A Shares are issued for cash, the price at which Liberty may purchase shares will be the amount of cash consideration per share to be received by us. If the issuance of United Class A Shares is in whole or in part for consideration other than cash, and United Class A Shares are publicly traded, the consideration per share will be the volume weighted average price of United Class A Shares for the ten consecutive full trading days period starting five consecutive full trading days prior to the date of announcement of the transaction. In all other cases, the consideration per share will be the amount of cash and the fair market value of the other consideration per share to be received by United.

Transactions with United

Company Loans Following Margin Calls. United has encouraged ownership of its common stock by its employee directors. In 2000 and 2001, as the price of Old UGC’s and UPC’s common stock declined along with the stock prices of other participants in United’s industry, certain third-party lenders issued margin calls to employee directors who had used their Old UGC or UPC common stock as collateral for personal loans. Sales of common stock in connection with these margin calls would have involved substantially all of the Old UGC and UPC common stock held by these directors. The Old UGC board of directors determined that it was in the best interest of Old UGC and its stockholders to make the loans described below so that the employee directors could retain their stock. The terms of the loans were based on a good faith assessment by the board of directors of Old UGC of the market value of the collateral at the time the loans were made. At the time of the loans, the shares subject to margin calls included all or a portion of 188,792 shares of Old UGC Class A common stock, 672,316 shares of Old UGC Class B common stock and 735,094 ordinary shares of UPC, representing approximately 1.0% of the outstanding Class A common stock of Old UGC (assuming the conversion of the Class B shares to Class A shares) and less than 1.0% of the outstanding ordinary shares of UPC, respectively. The Old UGC board of directors believed their approval of these loans would permit its employee directors to retain their shares. Except to the extent permitted by the Sarbanes-Oxley Act of 2002 and other applicable law, United will not make further loans or modify the terms of existing loans to United’s directors and executive officers.

Each loan to current employee directors was secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than United Latin America, Inc.) to the borrower, and certain of the loans were also secured by an aggregate of 188,792 United Class A Shares and 672,316 shares of United’s Class B common stock held by the director borrowers. Such shares represent less than 1.0% of the outstanding United Class A Shares (assuming the conversion of Class B shares to United Class A Shares). Initially the loans were recourse to the borrower; however, in April 2001, the Old UGC board of directors revised the loans to be non-recourse to the borrower, except to the extent of any pledged collateral. The loans bore interest at 90-day London Interbank Offer Rate, or “LIBOR”, plus either (i) 2.5% if the value of the collateral equals or exceeds 200% of the outstanding loan balance or (ii) 3.5%. The directors subject to margin calls recused themselves from the board of directors’ consideration of these transactions.

On January 22, 2003, United gave notice to two current employee directors of foreclosure on all of the collateral securing their loans, which loans had an outstanding balance on such date, including interest, of approximately $8.8 million. Such collateral included 861,108 shares of United’s Class A and Class B common stock with a value on such date of approximately $2.2 million and 999,138 vested options to purchase shares with a value of approximately $400,000. In addition, the collateral included 1,710,418 unvested options to purchase United Class A Shares which were cancelled, of which 1,543,750 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United’s board of directors have authorized United to pay such employee directors a bonus in the aggregate amount of approximately $1.7 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Pursuant to the terms of various promissory notes, Old UGC loaned $186,941 on November 22, 2000, $205,376 on December 21, 2000 and $24,750 on June 25, 2001 to Michael Fries, and $668,069 on November 22, 2000, $450,221 on December 21, 2000, $275,000 on April 4, 2001, and $1,366,675 on June 25, 2001 to The Fries Family Partnership LLLP, a limited liability limited partnership, or the “Fries Partnership”, a partnership that benefits Mr. Fries and his family. Mr. Fries guaranteed the loans to the Fries Partnership. The loans were secured by certain outstanding stock options and phantom stock options issued by United and its subsidiaries (other than United Latin America, Inc.) to Mr. Fries, plus 6,000 United Class A Shares owned by Mr. Fries and 140,792 United Class A Shares and 91,580 shares of United’s Class B common stock owned by the Fries Partnership. The pledged shares represent less than 1.0% of the outstanding United Class A Shares (assuming the conversion of Class B shares to United Class A Shares).

On January 22, 2003, United gave notice to Mr. Fries of foreclosure on all of the collateral securing his loans and the Fries Partnership loans. At the time of foreclosure, on January 27, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,519,168 for Mr. Fries and the Fries Partnership and the market value of the collateral was $687,743. In addition, the collateral included 794,792 unvested options to purchase United Class A Shares which were cancelled, of which 771,875 had an exercise price of $1.40, and the remainder had an exercise price above the current market price. The disinterested members of United’s board of directors authorized United to pay Mr. Fries a bonus in the aggregate amount of approximately $1.2 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Old UGC loaned an aggregate of $1,441,667 to Mark Schneider, until August 2001. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 42,000 United Class A Shares and 170,736 shares of United’s Class B common stock. The pledged shares represent less than 1.0% of the outstanding United Class A Shares (assuming the conversion of Class B shares to United Class A Shares).

On January 22, 2003, United gave notice to Mr. Schneider of foreclosure on all of the collateral securing his loans. At the time of foreclosure, on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $1,619,600 and the market value of the collateral was $570,448. In addition, the collateral included 915,626 unvested options to purchase United Class A Shares which were cancelled, of which 771,875 have an exercise price of $1.40, and the remainder has an exercise price above the current market price. The disinterested members of United’s board of directors authorized United to pay Mr. Schneider a bonus in the aggregate amount of approximately $0.5 million, which United estimates will be sufficient to pay the taxes resulting from the foreclosure and the bonus.

Old UGC loaned an aggregate of $3,265,904 to The MLS Family Partnership LLLP, a partnership that benefits Mark Schneider and his family. A trust serves as the general partner of the MLS Partnership, and Gene

Schneider and John Riordan serve as trustees of the trust. Mark Schneider guaranteed the loans to the MLS Partnership. These loans were secured by certain outstanding stock options and phantom options issued by United and its subsidiaries to Mr. Schneider, plus 410,000 shares of United’s Class B common stock. The pledged shares represent less than 1.0% of the outstanding United Class A Shares (assuming the conversion of Class B shares to United Class A Shares).

On January 22, 2003, United gave notice to the MLS Partnership and Mark Schneider, as guarantor, of foreclosure on all the collateral securing the MLS Partnership loans. At the time of the foreclosure on January 28, 2003, the aggregate outstanding balance of the loans, including accrued interest, was $3,668,988 and the market value of the collateral was $963,500.

Gene Schneider Transaction. In 2001, Old UGC’s Board of Directors approved a “split-dollar” policy on the lives of Gene Schneider and his wife, Louise Schneider, for $30 million. Old UGC has agreed to pay an annual premium of approximately $1.8 million for this policy, which has a roll-out period of approximately 15 years. Old UGC’s Board of Directors believed that this policy was a reasonable addition to Mr. Schneider’s compensation package in view of his many years of service to the company. The Gene W. Schneider 2001 Trust is the sole owner and beneficiary of the policy, but has assigned to Old UGC policy benefits in the amount of premiums paid by Old UGC. The Trust will contribute to Old UGC an amount equal to the annual economic benefit provided by the policy. The trustees of the Trust are Mark Schneider, Tina Wildes and Carla Shankle. Upon termination of the policy, Old UGC will recoup the premiums that it has paid. The obligation of Old UGC to pay the premiums due on the policy will terminate upon the death of both insureds, on the lapse of the roll-out period, or at such time as the Trust fails to make its contribution to Old UGC for the premiums due on the policy.

Tina Wildes Transaction. On October 1, 2000, Tina Wildes resigned from Old UGC. She and Old UGC then entered into a one-year consulting agreement pursuant to which she would provide advice on human resource matters, including stock option grants and expatriate contracts, development matters and investment opportunities. She also agreed to attend meetings of the Old UGC Board of Directors and the UPC Supervisory Board. Old UGC engaged Ms. Wildes on the basis of her prior experience with the company and in the telecommunications industry. The consulting agreement provided for payment of a consulting fee to Ms. Wildes of $15,000 per month, which was her salary immediately prior to her resignation. In addition, all stock options previously awarded to Ms. Wildes continued to vest in accordance with their terms. Also, for the period October 1, 2000 to January 31, 2001, Old UGC paid the monthly premium amount for a whole life policy on the life of Ms. Wildes for an aggregate of $3,064. Upon the expiration of the consulting agreement on October 1, 2001, Ms. Wildes rejoined Old UGC as Senior Vice President of Business Administration at an annual salary of $150,000.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors

At a meeting held on December 8, 2003, the Special Committee determined, after careful consideration, including a thorough review of the Offer with the Special Committee’s financial and legal advisors, that the Offer is in the best interests of holders of Common Shares, other than United and its affiliates. Accordingly, the Special Committee recommends that holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

A press release communicating the Board’s recommendation is filed as Exhibit (a)(2)(iii) hereto and is incorporated herein by reference.

(b)(i) Background of the Offer; Contacts with United

On Sunday, October 5, 2003, Michael Fries, the President and Chief Operating Officer of United and the Company, contacted Jacques Manardo and John Risner, in their capacities as independent members of the Company’s board, to inform them that:

•	United intended to issue a press release disclosing to the public the material terms of the offer by the Acquiror to exchange nine United Class A Shares for each Common Share (the “Initial Offer”), and

•	the board of directors of the Company intended to form a special committee to consider the Initial Offer and to communicate with the Company’s stockholders concerning it.

On Monday, October 6, 2003, United issued the above-mentioned press release. The following is the text of a letter received by the two independent directors on October 5, 2003 from Gene Schneider, the Chairman and Chief Executive Officer of United and the Company, summarizing the Initial Offer:

Independent Directors

UGC Europe, Inc.

Amsterdam, Netherlands

Gentlemen:

We plan to announce on Monday, October 6, an offer to acquire all shares of UGC Europe that are not owned by us in exchange for 9.0 shares of our Class A common stock for each share of UGC Europe common stock. Based on the closing price of United common stock on October 3, 2003, the offer represents a 9.8% premium to the closing price of UGC Europe stock on that date. The offer is subject only to customary conditions, including the conditions discussed below, and will be made in accordance with the rules of the Securities and Exchange Commission (the SEC).

We are making the offer directly to holders of UGC Europe common stock. We believe that they will find the offer beneficial when they consider the factors that we describe in this letter and the prospectus that we will file with the SEC on the date of announcement.

Having UGC Europe as our wholly-owned subsidiary will facilitate capital raising and funding of UGC Europe by us. Because UGC Europe is a significant part of our assets, holders of UGC Europe stock will continue to benefit from its growth as stockholders of UnitedGlobalCom. If the exchange offer and merger described below are successful, stockholders of both our companies will have a larger public float, and, we believe, a more liquid security than UGC Europe holders have now.

We have included a non-waivable condition in the offer that precludes us from closing the exchange offer unless at least a majority of the UGC Europe shares not owned by us and our affiliates accept our exchange offer. If we acquire enough shares so that we own 90% of the outstanding shares following the offer, we intend to complete promptly a short form merger on the same terms as our exchange offer so that UGC Europe will become our wholly owned subsidiary. Stockholders who do not want our shares in the merger may exercise dissenter’s rights.

Delaware law does not require that we negotiate with the UGC Europe board or reach any agreement with the board concerning the offer; however, under the federal securities laws the UGC Europe board will be required to consider the offer and communicate with the UGC Europe stockholders concerning it. Our directors and officers who sit on UGC Europe’s board will act in favor of establishing a special committee of the UGC Europe board authorized to take the actions required by such federal securities laws.

A copy of our press release announcing the offer is attached to this letter.

Sincerely,

/s/    GENE W. SCHNEIDER

Gene W. Schneider,

Chairman and Chief Executive Officer

In response to United’s letter and the commencement of the Initial Offer on October 6, 2003, the Company’s board of directors held a telephonic meeting on the morning of October 7, 2003. At the meeting, the board discussed the advisability of appointing a special committee of independent directors to evaluate, negotiate and formulate a response to the Initial Offer. After discussion, the board reached a consensus that it would appoint a special committee (the “Special Committee”) consisting of Jacques Manardo and John Risner. Messrs. Manardo and Risner were the only two directors of the Company who were neither employees of the Company nor current or former employees or directors of United. In determining the independence of Messrs. Manardo and Risner, the board took into account Mr. Risner’s ownership of 800 Common Shares and Mr. Manardo’s position as a consultant and former employee with Deloitte & Touche (“Deloitte”) and considered that, although Deloitte is not the Company’s auditor, the Company retains Deloitte for certain non-audit work in the Netherlands. The board concluded that these factors would not impair the ability of Messrs. Manardo and Risner to exercise independent business judgment with respect to the Offer and unanimously authorized the Special Committee to review the Initial Offer, engage financial advisors and independent legal counsel at the expense of the Company, formulate the board’s recommendation to be filed on Schedule 14D-9 with the Commission and do all things necessary and related to these tasks.

On October 6, 2003, Mr. Risner attempted to contact a law firm concerning its possible retention as legal advisor to the Special Committee. On October 7, 2003, Mr. Risner made contact with this law firm, but such law firm informed him that it could not represent the Special Committee due to a potential conflict of interest. The Special Committee then contacted several other law firms to discuss the possibility of their representing the Special Committee and also had contacts with two investment banking firms about their serving as financial advisors to the Special Committee. On October 8, 2003, Mr. Risner spoke with a representative of Cleary, Gottlieb, Steen & Hamilton (“Cleary, Gottlieb”) and interviewed him for purposes of representing the Special Committee. After evaluating Cleary, Gottlieb’s qualifications and considering that Cleary, Gottlieb had not represented Liberty, United, the Company or any of their respective affiliates, the Special Committee retained Cleary, Gottlieb as its legal counsel.

On October 9, 2003, the Special Committee met with its legal counsel to discuss the terms of the Initial Offer, the fiduciary duties of the Special Committee members under Delaware law, the federal securities laws requirements applicable to the Initial Offer, the Special Committee members’ initial reactions to the Initial Offer and the substance of communications they had received from holders of Common Shares, a proposed timetable for completing the Special Committee’s work prior to the filing of the Schedule 14D-9 and the scope of the authority delegated to the Special Committee. The Special Committee and its legal counsel discussed the advisability of requesting that the Company’s board clarify the grant of authority given to the Special Committee to include the ability to negotiate the Offer and, if advisable, adopt defensive measures on behalf of the Company or to negotiate with third parties concerning alternative transactions.

The Special Committee and its legal counsel also discussed the selection of an investment banking firm to provide financial advice to the Special Committee in connection with its evaluation and negotiation of the Initial Offer. They also discussed the advisability of issuing a “stop, look and listen” press release announcing the formation of the Special Committee and the selection of its legal and financial advisors once a financial advisor was retained. The Special Committee informed its legal counsel that it considered the two investment banking firms that contacted the Special Committee earlier to have conflicts of interests that would impair their ability to provide independent financial advice. The Special Committee then contacted three other reputable investment banking firms. After speaking with these firms, the Special Committee decided that one such firm was also conflicted.

The Special Committee then had discussions with representatives of the two remaining firms, reviewed the written materials and fee proposals provided by each of them and decided to retain Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisor. The Special Committee chose Goldman Sachs because of, among other things, its international reputation, its extensive experience and expertise in the industries in which United and the Company operate, its expertise in advising in mergers and acquisitions transactions, especially subsidiary buyouts, its knowledge of United and the Company and its insights into the Initial Offer. Prior to selecting its independent financial advisor, the Special Committee also considered Goldman Sachs’ historical banking and advisory relationships with Liberty, United and the Company, including Goldman Sachs’ valuation work for Liberty in July 2003, its involvement in four securities offerings of United in 1999 and 1998, and its substantial representation of UPC, the Company’s predecessor entity, in acquisitions and securities transactions through 2001. In addition, the Special Committee considered that Goldman Sachs and its affiliates hold approximately $86,000,000 of various tranches of the UPC Distribution Bank Facility and approximately $10,235,000 aggregate principal amount of 14½% senior discount notes of UPC Polska, Inc., the Company’s subsidiary (“UPC Polska”). After considering whether any of those relationships would affect Goldman Sachs’ independence, the Special Committee concluded that such relationships would not impair Goldman Sachs’ ability to advise on the appropriateness of the Initial Offer from the perspective of the holders of the Common Shares, other than United and its affiliates.

On October 10, 2003, the Special Committee met with its legal and financial advisors to consider the Initial Offer. Goldman Sachs and the Special Committee negotiated the terms of the engagement letter, including the fees to be received by Goldman Sachs, over the next two days, and an engagement letter among Goldman Sachs, the Company and the Special Committee was finalized and executed on October 12, 2003.

Also on October 10, 2003, the Special Committee’s legal counsel contacted Ellen P. Spangler, the general counsel and a director of both United and the Company, to amend the nature and breadth of the Special Committee’s purpose, power and authority. In particular, the legal counsel asked to revise the initial board resolutions establishing the Special Committee to grant the Special Committee: (1) the power to negotiate, to “respond” (which, the Special Committee understood, would include the right to adopt defensive measures on behalf of the Company in response to the Offer), to communicate with third parties and to sign documents, (2) authority to take actions in connection with any proposals that may replace the Initial Offer, (3) fees in the amount of $30,000 per month for each member of the Special Committee and (4) indemnification and advancement of expenses with respect to any threatened or actual claims, actions or investigations arising in connection with each member’s Special Committee activities. Ms. Spangler responded by acceding to all the requests except the power to “respond” (which would have included the adoption of defensive measures). In addition, she proposed a $60,000 cap on the amount of fees to be received by each Special Committee member. After further discussion, on October 12, 2003, Ms. Spangler proposed, and the Special Committee accepted her proposal for, fees in the amount of $50,000 for the first month of service and $10,000 for each subsequent month of service. After considering that the Company’s public stockholders were likely to consist largely of a relatively small number of sophisticated institutional investors to whom the Special Committee should be able to convey recommendations and information effectively, taking into account the majority of the minority tender condition of the Initial Offer, and advice that, in similar unsolicited exchange and tender offers by controlling stockholders, special committees had been able to negotiate and function effectively without the right to adopt stockholder rights plans or similar antitakeover defenses, the Special Committee determined that the authorization by the Company’s board, as renegotiated with Ms. Spangler, would be adequate to fulfill its fiduciary responsibilities to the Company’s stockholders.

On October 13, 2003, the Company issued a “stop, look and listen” press release announcing the formation of the Special Committee and advising the Company’s stockholders not to take any action in response to the Initial Offer until the Special Committee made its recommendation to the Company’s stockholders. The press release also announced the retention of Goldman Sachs as the Special Committee’s financial advisor and Cleary, Gottlieb as its legal counsel.

Also on October 13, 2003, Goldman Sachs began its financial review of the Company, which included a review of public and non-public documents relating to the Company, including historical and projected financial and operating information provided by the Company. The Company’s management informed the Special Committee and Goldman Sachs that the Company was still in the process of a budget review. The Company’s management also informed Goldman Sachs that the financial projections for 2003 and 2004 provided to Goldman

Sachs on October 11, 2003 and set forth below (the “Initial Projections”), though prepared in 2001, were approved by the Company’s board of directors at the end of 2002 and communicated in the Company’s chapter 11 filing in December 2002. The financial projections for 2005 and 2006 were from a long-range management plan prepared in 2001.

(€ in millions)	2003E	2004E	2005E	2006E
Revenues	€1,567	€1,870	€2,179	€2,551
EBITDA	526	705	920	1,157
Capex	(330)	(329)	(367)	(416)

The Company’s management informed the Special Committee and its advisors that (i) the Company does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) these projections, while reflecting the best estimates of Company management at the time they were prepared in 2001, were subject to revision as part of an ongoing budget process and were based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, and therefore, the Company could not assure the Special Committee that these projections would be achieved.

On October 14, 2003, the Special Committee retained Morris, Nichols, Arsht & Tunnell as its Delaware counsel. The Special Committee also met telephonically with representatives of Cleary, Gottlieb and Goldman Sachs to review developments regarding the Initial Offer. At that meeting, Goldman Sachs updated the Special Committee as to the market’s response to the Initial Offer and the status of Goldman Sachs’ financial review. The Special Committee also received advice from Cleary, Gottlieb regarding applicable federal securities law and Delaware corporate law. The Special Committee and its legal and financial advisors then discussed the timetable for the Special Committee’s response and decided to meet again telephonically on October 16, 2003.

On October 16, 2003, Ms. Spangler informed legal counsel to the Special Committee that the revised board resolutions authorizing the expanded authority of the Special Committee as negotiated on October 10 and October 12 had been adopted by unanimous written consent.

Also on October 16, 2003, the Special Committee met telephonically with representatives of Cleary, Gottlieb and Goldman Sachs to discuss developments with respect to the Initial Offer. Goldman Sachs updated the Special Committee as to the market’s response to the Initial Offer and the Special Committee and its advisors discussed the disclosure requirements with respect to this Schedule 14D-9 arising under federal securities laws and Delaware corporate law. Afterwards, the Special Committee and representatives of Cleary, Gottlieb and Goldman Sachs met telephonically with Charles H. Bracken, Chief Financial Officer of the Company, to review the Company’s budget forecasts for the period ending 2006. The Company made clear that the 2003 number was based upon the first half reforecast which was completed in June 2003 and that the second half reforecast was expected to be finalized by November 13, 2003, the date of the Company’s third quarter results announcement. The Company’s third quarter earnings release on November 13, 2003 confirmed this 2003 guidance, subject to adjustments for costs relating to the Offer. During this meeting, the Special Committee and its advisors were provided with the following revised financial projections (the “Revised Projections”):

(€ in millions)	2003E	2004E	2005E	2006E
EBITDA	€502	€687	€856	€1,056

The Company’s management indicated that these figures had been shared with United’s and the Company’s boards at their respective September board meetings and more accurately reflected the outlook of the Company’s management as of October 16, 2003 than the previously disclosed Initial Projections. The Company’s management also reiterated to the Special Committee and its advisors that (i) the Company does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) these projections, while reflecting the best estimates of management at the time they were prepared, were based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, and therefore, the Company could not assure the Special Committee that these projections would be achieved.

Also on October 16, 2003, Mr. Fries telephoned Mr. Risner and they discussed the status of the 10¾% Notes issued by Old UGC in 1998 (the “10¾% Notes”), which United continues to hold, and Mr. Fries provided comfort that there would not be any negative tax consequences for United in connection with these 10¾% Notes. Mr. Fries and Mr. Risner also discussed the non-Company assets held by United, and Mr. Fries offered to provide additional information pertaining to these assets. On October 17, 2003, Cleary, Gottlieb and Goldman Sachs followed up on this offer by contacting Jim Clark, Vice President of Operations at United, to request the information pertaining to United’s non-Company assets that Mr. Fries had previously offered to the Special Committee for review. On October 19, 2003, United commenced delivery of part of this information, including the revised estimated 2003 EBITDA forecast range for United’s Chilean subsidiary, VTR Global Com, S.A. (“VTR”), which ranged from $66.4 million to $70.8 million (based upon an exchange rate sensitivity analysis using a range of 750 to 650 Chilean pesos to US$1, respectively). United informed the Special Committee and its advisors that (i) the Company does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) the estimated 2003 EBITDA range was based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond United’s and VTR’s control, and therefore, neither VTR nor United could assure the Special Committee that this projection would be achieved.

On October 18, 2003, the Special Committee met with representatives of Cleary, Gottlieb and Goldman Sachs. At that meeting, Goldman Sachs discussed the market’s response to the Initial Offer and discussed precedent transactions and financial data. Also at that meeting, Cleary, Gottlieb advised the Special Committee of its fiduciary duties under Delaware corporate law and discussed the applicable federal securities law. The Special Committee and its legal and financial advisors then reviewed a draft of the initial Schedule 14D-9. On the morning of October 20, 2003, the Special Committee met with Cleary, Gottlieb and Goldman Sachs for a final review of the initial Schedule 14D-9 and to discuss its initial reactions to the informational materials about the non-Company assets of United delivered by United to the Special Committee on October 19, 2003. After considering the information provided to it and after consultation with Cleary, Gottlieb and Goldman Sachs, the Special Committee resolved that the Initial Offer was not in the best interests of the stockholders of the Company, other than United and its affiliates, and resolved to recommend that stockholders reject the Initial Offer.

On October 22, 2003, the Special Committee met telephonically with the Committee to Obtain Fair Value for Minority Shareholders of the Company (the “Shareholder Group”), a group formed in response to the Initial Offer that consisted of stockholders holding approximately 7.8% of the Common Shares according to the Shareholder Group’s Schedule 13D filed on October 28, 2003. This meeting occurred in response to a request to the Special Committee by representatives of the Shareholder Group. During this call, the Shareholder Group communicated their views with respect to the Initial Offer. Afterwards, the Special Committee met with representatives from Cleary, Gottlieb and Goldman Sachs. At this meeting, Goldman Sachs updated the Special Committee on the market’s reaction to the publication of the initial Schedule 14D-9 and informed the Special Committee that they had requested additional information pertaining to United’s non-Company assets on October 21, 2003 and expected to receive this information shortly. The Special Committee and its legal and financial advisors then discussed the concerns communicated to them by the Shareholder Group. Also, Cleary, Gottlieb informed the Special Committee that they had received a copy of an amended class action complaint filed against United, the Company and the Company’s Board members other than the Special Committee members and that the counsel to the purported plaintiff class had called Cleary, Gottlieb to note his support for the Special Committee’s position in the initial Schedule 14D-9. See “Item 8—Litigation.”

On October 23, 2003, Mr. Fries informed Mr. Risner that a meeting of the board of directors of United had been scheduled for the following day and that he desired to share with the board an exchange ratio endorsed by the Special Committee. Mr. Risner stated that he was not in a position to provide such a ratio, but did discuss the

Special Committee’s continued belief that the Initial Offer was inadequate and its concerns about (1) the possibility of a restatement of United’s and the Company’s historical financial statements, (2) the need for information from United to support a valuation of United’s non-Company assets, (3) the respective governance structures in place for the protection of minority public stockholders of United and the Company, (4) the timing of the Offer, (5) Liberty’s existing preemptive rights and (6) the potential coerciveness that would arise from the waivability of the 90% condition in the Initial Offer. Also, Mr. Risner encouraged Mr. Fries to instruct United’s financial advisors, Credit Suisse First Boston (“CSFB”), to contact Goldman Sachs directly regarding these concerns.

On October 24, 2003, the Special Committee met telephonically with its advisors. Mr. Risner summarized his conversation with Mr. Fries from the previous day. In light of the timing of the United board meeting and Mr. Fries’s request that Goldman Sachs and CSFB speak prior to such meeting, the Special Committee decided to adjourn the meeting temporarily while a representative of Goldman Sachs had a telephone call with a representative of CSFB. During this call, these two financial advisors discussed (1) Liberty’s existing preemptive rights, (2) the waivability of the 90% condition, (3) the treatment of related-party transactions at the Company and United, (4) the valuation of VTR and United’s equity holdings in its Australian subsidiary, Austar United Communications Limited (“Austar”), (5) ways of arriving at ranges for appropriate exchange ratios for the Offer and (6) the timing of the expiration of the Offer. Following this conversation, the Special Committee and its financial and legal advisors reconvened telephonically for a summary of the discussions between Goldman Sachs and CSFB. At this time, Goldman Sachs also received the following financial projections for VTR from United, which had been prepared in November 2002 and provided to VTR’s creditors and were subsequently revised as described above (such projections, as subsequently revised, the “VTR Projections”):

(US$ in millions)(1)	2003E	2004E	2005E	2006E
Revenues	$185	$220	$253	$283
EBITDA	57	82	102	122
Capex	(37)	(43)	(39)	(32)

(1)	Projections translated by VTR management into US$ using an exchange rate of 750 Chilean pesos to US$1.

United reiterated to the Special Committee and its advisors that (i) it does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) the projections provided to the Special Committee were based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond United’s and VTR’s control, and therefore, neither United nor VTR could assure the Special Committee that these projections could be achieved.

On October 27, 2003, the Special Committee met telephonically with its legal and financial advisors. Goldman Sachs reported their progress in analyzing the materials pertaining to United’s non-Company assets that they had received and that they would be sending United further information requests. Cleary, Gottlieb discussed the federal securities law applicable to the Shareholder Group.

On October 28, 2003, Cleary, Gottlieb had a conversation with United’s outside legal counsel to discuss a possible plan of restructuring (the “Plan”) of the outstanding indebtedness of United’s wholly-owned subsidiary, Old UGC. The Plan and related transactions being considered, if implemented, would result in the acquisition by Old UGC of the 10¾% Notes held by United (following cancellation of offsetting obligations) and IDT United, Inc. (“IDT United”) (in which United has a 94% fully diluted interest and a 33% common equity interest) for common stock of Old UGC. The 10¾% Notes held by third parties would either be left outstanding (after cure and reinstatement) or acquired for United Class A Shares (or, at United’s election, for cash). Subject to consummation of the transactions contemplated by the Plan, United expects to acquire the interests of the unaffiliated stockholders in IDT United for United Class A Shares and/or cash, at United’s election, in which case Old UGC would continue to be wholly owned by United. The value of any United Class A Shares to be issued to acquire such third party interests in the 10¾% Notes and in IDT United was not expected to exceed $45 million in any circumstance. Also during the weeks of October 19, 2003 and October 26, 2003, Cleary, Gottlieb and United’s outside tax counsel had several conversations regarding the tax implications of the Plan for United and the Company’s stockholders. The general message received by Cleary, Gottlieb during these calls was that there was no material risk of significant adverse tax consequences to United or Old UGC in connection with the Plan.

Also on October 28, 2003, the Shareholder Group contacted Goldman Sachs and informed them that the Shareholder Group planned to begin a dialogue and information exchange directly with United. Goldman Sachs also sent further information requests to United relating to the valuation of VTR on that day.

On October 29, 2003, the Special Committee met telephonically with its advisors. During that call, Cleary, Gottlieb discussed the Plan and updated the Special Committee on the status of the Commission’s review of United’s resale registration statement on Form S-1 covering shares held by specified founding stockholders of United and others. Goldman Sachs then informed the Special Committee about the status of the Shareholder Group’s communications with United. The Special Committee determined that the assertion of pressure on United by the Shareholder Group was a positive development. Accordingly, the Special Committee concluded that its preferred strategy would be to encourage the Shareholder Group to engage in discussions with United.

On October 30, 2003, a representative of Goldman Sachs had a meeting with Robert R. Bennett, Liberty’s President and CEO and a member of the board of directors of United, at which time they discussed the response of the Company’s shareholders to the Initial Offer and some of the factors affecting Liberty’s growth. Prior to this meeting, the Special Committee had considered whether its efforts to value the non-Company assets of United could be simplified by having Liberty acquire these assets for cash. However, as a result of the discussions at this meeting and other communications between Messrs. Risner and Fries, it became apparent to the Special Committee that this was not a practicable alternative to pursue.

On October 31, 2003, the Special Committee met telephonically with Cleary, Gottlieb and Goldman Sachs. Based on its receipt of updates from the Shareholder Group’s legal counsel, Cleary, Gottlieb updated the Special Committee on the continuing discussions between the Shareholder Group and United. Cleary, Gottlieb was informed that the Shareholder Group had requested an increase of the exchange ratio to 11.5 United Class A Shares and, after a rejection of this proposal, the Shareholder Group asked for an increase to 10.8 United Class A Shares. Goldman Sachs informed the Special Committee that it had received similar information from the representatives of the Shareholder Group. Goldman Sachs then discussed their preliminary analysis of the materials related to VTR that they had received from United to date. After this meeting, Goldman Sachs met telephonically for several hours with management of VTR and a representative of United to discuss VTR’s operating data, its near-term financial projections and other operational and financial matters.

Also, on October 31, 2003, Mr. Fries contacted Mr. Risner and indicated that United had responded with a proposal to increase the exchange ratio to 10.3 United Class A Shares and a limited waiver of Liberty’s preemptive rights. Mr. Fries also noted that United had decided to accede to the request of the Special Committee, conveyed earlier by Mr. Risner and Cleary, Gottlieb, that there be a non-waivable 90% condition to the Offer. Mr. Risner informed Cleary, Gottlieb and Goldman Sachs of this update from Mr. Fries. Thereafter, a representative of Cleary, Gottlieb contacted the Shareholder Group’s counsel, who confirmed that United had conveyed an intent to increase the exchange ratio and limit the exercise of its preemptive rights. This counsel added that the Shareholder Group was pleased with the extent of this proposed increase in the exchange ratio, did not have any agreement with United and, in any event, would not back a revised Offer over the objection of the Special Committee. The representative of Cleary, Gottlieb then called United’s outside legal counsel to confirm the details of the discussions between United and the Shareholder Group, to discuss the likely timing of the Special Committee’s initial response to the revised Offer and to highlight the difficulties posed by the unresolved risk of a restatement of the financial statements of United and the Company. In addition, a representative of Goldman Sachs contacted a representative of CSFB to discuss the proposed 10.3 exchange ratio and the possibility of Liberty’s agreeing to purchase United’s equity holding in Austar. CSFB responded that United was unwilling to agree to any further increase to the exchange ratio and that Liberty would not be interested in acquiring any assets from United at this time. Mr. Fries conveyed a similar message separately to Mr. Risner.

On November 1, 2003, the Special Committee met telephonically with Cleary, Gottlieb and Goldman Sachs to discuss the developments of October 31. The Special Committee and its advisors considered the possibility of soliciting further improvements to the Offer and weighed this option against the risk that United might withdraw the Offer. The Special Committee determined that this risk did not merit refraining from requests for further improvements to the Offer. On behalf of the Special Committee, representatives of Cleary, Gottlieb and Goldman Sachs made information requests to United and its representatives that day for further information on VTR, Austar, United’s treatment of the 10 ¾% Notes, the likelihood of a restatement of United’s and the Company’s historical financial statements and the treatment of Liberty’s preemptive rights.

Goldman Sachs discussed with a representative of CSFB on November 1, 2003 the fact that each financial advisor was using different ranges for the Company’s estimated 2004 EBITDA forecast. On November 3, 2003, the Company’s management informed Goldman Sachs that it had revised the low end for its estimated 2004 EBITDA forecast downwards to €630 million, but did not have any other revised financial projections. In subsequent conversations, the Company’s management emphasized that the 2004 budget process was still in progress but that the first group consolidation, which was received during the last week of October 2003, had resulted in a consolidated figure of approximately €630 million. This figure had been shared with certain Company officers who were also officers of United during that week. Management suggested that at that time this figure represented the low end of a possible range with the original budget guidance amount of €687 million representing the high end of the range. The Company’s management also reiterated to the Special Committee and its advisors that (i) it does not, as a matter of course, make public forecasts with respect to the foregoing financial information and (ii) this estimated 2004 EBITDA range of €630 million to €687 million, while reflecting the best estimates of management at this time, is based on estimates and assumptions that are inherently subject to significant financial, economic, operational and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, and therefore, the Company could not assure the Special Committee that this projection would be achieved.

On November 2, 2003, representatives of Goldman Sachs and Mr. Risner met telephonically with the Chief Executive Officer of Austar and discussed operational data of Austar, the Australian cable market and Austar’s near-term financial prospects. Before this call, the Special Committee had concerns about the reliability of a valuation of United’s equity interest in Austar based on the market price of Austar shares. Although the Special Committee continues to believe that some liquidity discount may be appropriate in certain circumstances in a valuation of United’s equity interest in Austar based on public trading prices, the discussion of Austar’s business outlook and financial condition during this call convinced the Special Committee that, at this time, there was a reasonable correlation between the market price of Austar and a valuation of United’s equity interest in Austar. No non-public projections for Austar were conveyed to the Special Committee during this call with the Chief Executive Officer of Austar or on any other occasion.

On November 3, 2003, representatives of Goldman Sachs again met telephonically with the management team of VTR and a representative of United and further discussed VTR’s operations and financial projections. During this meeting, United also discussed with Goldman Sachs the past and current business operations, financial condition and future prospects of United’s assets other than SBS, Austar, VTR and the Company. At this time, Goldman Sachs also received financial projections for VTR from United, which had been updated in the first quarter of 2003 for 2002 actual results and VTR’s 2003 debt refinancing and were consistent with the projections received on October 24, 2003.

Also on November 3, 2003, there was also a conference call among Cleary, Gottlieb, Goldman Sachs, counsel to United and management of United during which the impacts of the restructuring of UPC Polska, the Plan (together, the “Restructurings”), the potential restatements of historical financial statements of United and the Company and the exercise by Liberty of preemptive rights were explained and discussed. Counsel to United also confirmed for Cleary, Gottlieb that the audit committee charter and the governance policies of United required, as stated in the definitive proxy statement for the 2003 annual meeting of United, that all related party transactions, including those with Liberty, must be approved by the audit committee of United.

On November 4, 2003, the Special Committee met telephonically with Cleary, Gottlieb and Goldman Sachs to discuss information recently conveyed to Cleary, Gottlieb, Goldman Sachs and the Special Committee members by representatives of the Company and United and to review the outstanding information requests made to United, including requests for clarification of the specific terms of the limitations on Liberty’s preemptive rights and the likelihood of a restatement of United’s and the Company’s historical financial statements. Representatives of Cleary, Gottlieb and Goldman Sachs reiterated the Special Committee’s information requests to United and its representatives that day and discussed the impact and timing of any restatement of United’s and the Company’s historical financial statements with representatives of United and its advisors. Also, United’s outside legal counsel provided Cleary, Gottlieb a copy of a complaint filed against United by the trustee of the bankruptcy estate of At Home Corporation alleging breach of contract and breach of fiduciary duty claims with respect to a failed joint venture between At Home Corporation and United. Later that day, the Special Committee met telephonically again with its advisors and reviewed the developments of the day. During that meeting, the Special Committee instructed Goldman Sachs to contact CSFB and try one more time to see if there were any way to negotiate an increase in the exchange ratio beyond 10.3. That evening, United extended the expiration of the Initial Offer until 5:00 p.m., New York City time on Friday, November 7, 2003, but did not announce any revisions to the Initial Offer.

On November 5, 2003, United presented the Special Committee with a proposed, draft letter agreement between United and Liberty that contained revisions to Liberty’s current preemptive rights as negotiated between United and Liberty. A key element of the proposal was that Liberty’s exercise of preemptive rights would not result in its ownership of more than 55% of the capital stock of United and that Liberty would be committed to exercising preemptive rights in connection with the Offer. The Special Committee conveyed, via Cleary, Gottlieb, to United the following concerns with the proposal:

•	The “preemptive rights” were structured in such a way that they were much more than just an anti-dilution protection. Liberty would always be able to bring its ownership percentage back up to 55% following any issuance of United Class A Shares, even if Liberty held less than 55% of United’s capital stock at the time of the issuance.

•	The preemptive rights would survive the share exchange between Liberty and specified founding stockholders of United, in contrast to the termination of these rights following the share exchange as had been disclosed in the prospectus for the Initial Offer.

•	The preemptive rights in connection with the Offer would be exercisable at a fixed price of $6.47, which was below the $6.94 per share market price at which United Class A Shares closed on November 4, 2003.

•	In the event of an issuance of United Class A Shares in exchange for non-cash consideration after the Offer, the preemptive rights would be exercisable at a price per share based on the value of this non-cash consideration, which could result in issuances to Liberty of stock at a discount to market prices pursuant to these preemptive rights.

Cleary, Gottlieb also proposed a narrowing of the conditions to the Initial Offer, including the elimination of the conditions relating to the condition of Liberty.

Later that day, representatives from Goldman Sachs spoke with representatives of CSFB about (1) the possibility of increasing the exchange ratio and (2) the Special Committee’s concerns with Liberty’s preemptive rights in the form presented to the Special Committee. The Special Committee then met telephonically with Cleary, Gottlieb and Goldman Sachs to discuss United’s extension of the Initial Offer, Liberty’s preemptive rights and the results of Goldman Sachs’ discussion with CSFB.

On November 6, 2003, United’s outside legal counsel contacted Cleary, Gottlieb to advise the Special Committee that United had reached an agreement in principle with the plaintiff in the class-action litigation described below under “Item 8—Litigation”, and Cleary, Gottlieb indicated that they had had several conversations with the plaintiff’s attorneys over the past several weeks in which the plaintiff’s attorneys indicated their support of the recommendation of the Special Committee in the original Schedule 14D-9. Also that day, Mr. Fries and United’s outside legal counsel spoke with Mr. Risner and Cleary, Gottlieb and informed them that a revised draft letter agreement relating to Liberty’s preemptive rights had been negotiated between United and Liberty and that United was unwilling to further increase the exchange ratio beyond 10.3 United Class A Shares. During this conversation, Mr. Risner and the representative of Cleary, Gottlieb proposed that Liberty agree to a standstill ceiling at 75% of the capital stock of United. Mr. Fries responded that this proposal would not be acceptable to Liberty. The conversation then turned to a discussion of how concerns that Liberty would increase its ownership percentage of United capital stock in a manner that was adverse to the minority public holders of United would be mitigated by:

•	the requirement that United’s audit committee, consisting exclusively of independent directors, pre-approve all related party transactions, including all issuances of stock to Liberty outside the preemptive rights arrangements (which arrangements would also have to be approved by United’s audit committee),

•	the proposed 55% capital stock ownership percentage cap on Liberty’s preemptive rights and

•	the difficulties that Liberty would face if it sought to increase its ownership of United Class A Shares through open market purchases.

Mr. Risner and Cleary, Gottlieb then reiterated the Special Committee’s concerns about Liberty’s preemptive rights and the conditionality of the Initial Offer.

On November 7, 2003, Cleary, Gottlieb requested additional information regarding the suit relating to the alleged contract dispute with At Home Corporation. United’s outside legal counsel responded that such additional information was not readily available, but noted that United believed that any adverse impact resulting from this litigation would not be felt for well over a year in view of the fact that the complaint had only been filed very recently. Later that day, United’s outside legal counsel informed a representative of Cleary, Gottlieb that United and the Company would be filing restated financial statements with respect to the fiscal year 2002 and the first and second fiscal quarters in 2003 with the Commission during the next week. These restatements were discussed by representatives of United with representatives of Cleary, Gottlieb and Goldman Sachs.

On November 10, 2003, United extended the expiration of the Initial Offer until 5:00 p.m., New York City time on Friday, November 14, 2003, but did not announce any other revisions to the Initial Offer. Later that day, United and its representatives provided the Special Committee with a revised proposal regarding the amendment to Liberty’s existing preemptive rights, draft restated financial statements to be filed later that week, and a draft of the Prospectus for the revised Offer.

On November 11, 2003, the Special Committee met with its advisors and discussed (1) the draft revised Offer, (2) the revised proposal regarding Liberty’s preemptive rights, (3) the draft proposed restatement of historical financial statements of United and the Company, and (4) United’s proposed timing for announcement of revisions to the Initial Offer and other information that was not yet public on that date. The revised draft preemptive rights proposal had removed the provision that would have permitted Liberty to bring its ownership percentage back up to 55% following any issuance of United Class A Shares, even if Liberty held less than 55% of United’s capital stock at the time of such issuance. Also, Goldman Sachs discussed with the Special Committee a financial analysis of the 10.3 exchange ratio. Then the Special Committee discussed non-financial aspects of the revised Offer, including the non-waivable 90% condition, other conditions to the Offer, Liberty’s preemptive rights in contrast to the absence of preemptive rights for the public holders of United and the difference between the governance structures of the Company and United. The Special Committee considered that the conversion of the waivable 90% condition into a non-waivable condition eliminated a potentially coercive characteristic of the structure of the Initial Offer. The Special Committee also noted that United had agreed to remove the most unfavorable conditions to the Initial Offer and that the remaining conditionality of the Offer was mitigated by certain factors, including that Company stockholders would most likely not tender into the Offer until immediately prior to the expiration of the Offer and that Company stockholders have the ability to withdraw and retender their Common Shares prior to the acceptance of the Offer. The Special Committee considered the limitations on Liberty’s ability to increase its ownership percentage through the exercise of preemptive rights and the check that the independent audit committee of United would be required to play on related-party transactions after the completion of the Offer.

The Special Committee and Cleary, Gottlieb then discussed with Mr. Fries and United’s outside legal counsel how the Special Committee was generally supportive of the proposed increase to the exchange ratio and did not want to impede United’s publicly committing itself to the increased exchange ratio. The Special Committee and Cleary, Gottlieb added that the Special Committee would not be announcing a definitive position on the revised Offer prior to the full disclosure by United and the Company of the restatements and specified other developments that United anticipated would be covered in the third quarter earnings releases and/or quarterly reports on Forms 10-Q to be issued by United and the Company before the close of business on November 14, 2003. During this conversation, it was also noted that the registration statement covering the Offer was not yet effective, that the proxy statement for the special meeting of United’s stockholders to approve the issuance of United Class A Shares in the Offer and the Merger had not yet been mailed and that it was unlikely for there to be an expiration date for the Offer any earlier than December 15, 2003. In addition, the Special Committee and Cleary, Gottlieb requested the following revisions to the Offer:

•	obtaining a firm commitment from Liberty to vote its shares at the special meeting of United’s stockholders in favor of the issuance of United Class A Shares in connection with the Offer and the Merger; and

•	revising the pricing mechanisms in the preemptive rights proposal to limit the risk of Liberty’s acquiring United stock at a discount to market price.

Cleary, Gottlieb also asked United’s counsel to revise the disclosure to change the statements in the Prospectus regarding the intention of United to complete a short-form merger following the completion of the Offer from a statement of an intention to a more firm commitment. Later that evening, United’s counsel provided Cleary, Gottlieb with a revised draft preemptive rights agreement between Liberty and United.

On November 12, 2003, the Special Committee met to review the revised preemptive rights proposal from Liberty and review a draft of this amended and restated Schedule 14D-9. Cleary, Gottlieb reviewed with the Special Committee all the terms of the preemptive rights proposal. Based on this review, the Special Committee and Cleary, Gottlieb contacted Mr. Fries and United’s outside counsel to convey two comments. The Special Committee’s first objection was that in connection with the exercise of preemptive rights triggered by the issuance in the Offer and the Merger, if the exercise price dropped lower than approximately $6.05, Liberty would be permitted to hold in excess of 55% of the outstanding capital stock of United after such exercise. Liberty responded by agreeing that if the exercise price dropped below such threshold, then a 60% cap would apply. The Special Committee found this response acceptable because it considered that the public minority holders of United Class A Shares were unlikely to be prejudiced by Liberty’s ownership of 60% of the capital stock of United after the Offer and the Merger. The second comment was an objection to the pricing mechanism for preemptive rights triggered by the Offer and the Merger. The Special Committee had previously requested that the pricing mechanisms in the preemptive rights agreement be based upon the average market price of United Class A Shares to minimize the risk of Liberty’s acquiring stock at a discount to the market price of United Class A Shares through the exercise of preemptive rights. Liberty and United had already agreed to this approach with respect to the exercise of preemptive rights when the triggering issuance is for non-cash consideration. After further discussions, Liberty, United and the Special Committee agreed that the formula for determining the exercise price for Liberty’s preemptive rights in connection with the Offer and the Merger would be 1/10.3 multiplied by the average of each of the trailing three-day volume-weighted average trading prices of the Common Shares at the time of the acceptance of the Offer. The Special Committee found this proposal acceptable because it is likely to approximate the market price for United Class A Shares at the expiration of the Offer. Also that day, outside counsel for United informed the Special Committee that Liberty intended to vote in favor of the issuance in the Offer and the Merger at the special meeting of stockholders of United and that United firmly expected that Liberty would not change this intention. However, he stated Liberty would not provide a formal undertaking to vote in this manner because of legal considerations.

Also on November 12, 2003, the Special Committee also considered that, on November 10, 2003, Cleary, Gottlieb’s offices in Germany had added a new lateral partner who has an ongoing engagement as an expert witness on behalf of Liberty in a litigation unrelated to United and the Company. The Special Committee was first informed of this engagement on November 7, 2003. After considering the nature of this engagement, the work to date by Cleary, Gottlieb for the Special Committee and the assurance that this German partner would have no role or access to information relating to the work of Cleary, Gottlieb in connection with the Special Committee, the Special Committee concluded that this development would not impair the ability of Cleary, Gottlieb to continue to provide it with independent advice and assistance.

Later on November 12, 2003, Mr. Fries and United’s outside counsel also informed the Special Committee that United’s board of directors had met that day and approved the terms of the revised Offer. United’s outside counsel also sent an executed memorandum of understanding relating to the settlement of the class action litigation to the Special Committee. That evening, United issued a press release with the terms of the revised Offer, including the new expiration date of December 18, 2003, and the Special Committee issued a press release indicating that it was supportive of the revisions to the Offer and urging the Company’s stockholders not to tender their Common Shares. The Special Committee explained in this press release that there were a number of important filings required to be made over the next few days, including the amended Prospectus, amended definitive proxy statement for the special meeting of United, amended periodic reports showing the effects of the restatement of the financial statements of United and the Company and earnings releases and quarterly reports for United and the Company. The Special Committee stated in the release that it would not be announcing a definitive position until these reports had been filed and reviewed by the Special Committee.

From November 13, 2003 through November 17, 2003, the Special Committee and its advisors reviewed the documents filed with and furnished to the Commission by United and the Company, the statement on Schedule 13D/A filed by Liberty on November 13, 2003 in respect of United, and the disclosures made during the quarterly earnings conference call of November 13, 2003 by representatives of United and the Company. On November 14, 2003, Goldman Sachs held discussions with members of United’s management regarding the past and current business operations, financial condition and future prospects of United’s assets other than SBS, Austar, VTR and the Company. These discussions represented a follow-up to earlier discussions Goldman Sachs held with United’s management on November 3, 2003.

On November 17, 2003, Goldman Sachs participated in a telephonic meeting with those United and Company management who currently serve on the SBS board of directors to review SBS’ business operations, financial condition and future prospects. No non-public projections for SBS were conveyed to the Special Committee during this call or on any other occasion.

From November 17, 2003 through December 5, 2003, members of the Special Committee and its advisors had several conversations with United and its advisors regarding the timing and contents of United’s then upcoming filings with the Commission, including the amended Prospectus contained in the amended Registration Statement on Form S-4/A. In addition, the Special Committee held several telephonic meetings with its advisors to discuss the contents of United’s filings with the Commission.

On November 26, 2003, United filed a Form 8-K with the Commission reporting that it had reached a definitive agreement with respect to the Plan for Old UGC’s 10 3/4% Notes on the terms and conditions previously described to the Special Committee.

On December 2, 2003, the Special Committee considered that, after consultation with the Special Committee, Goldman Sachs had acted as sole book-running manager with respect to the sale by Comcast Corporation of approximately 85,000,000 shares of Liberty’s Series A Common Stock (of which 25,000,000 shares were sold to Liberty in the public offering of such shares). After considering the nature of this engagement, the work completed to date by Goldman Sachs for the Special Committee, the fact that Liberty had no role in the retention of Goldman Sachs in that engagement and the assurance that the individuals at Goldman Sachs involved in that engagement would have no role or access to information relating to the work of Goldman Sachs in connection with the Special Committee, the Special Committee concluded that this development would not impair the ability of Goldman Sachs to continue to provide it with independent advice and assistance.

On December 8, 2003, the Special Committee, Goldman Sachs and Cleary, Gottlieb held a meeting. The Special Committee, after consulting with its advisors, concluded that there was nothing disclosed in United’s recently filed and furnished documents or United’s Morgan Stanley Technology, Media and Telecom Conference presentation, dated November 21, 2003, available on United’s website (www.unitedglobal.com), or during United’s November 13, 2003 quarterly earnings conference call that, in any material respect, was inconsistent with, or had been omitted from, the advance disclosures made by United and the Company to the Special Committee over the preceding weeks. Goldman Sachs delivered a financial presentation to the Special Committee relating to the revised Offer and then delivered its opinion to the Special Committee that, as of December 8, 2003 and based upon and subject to the factors and assumptions set forth therein, the 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger was fair from a financial point of view to holders of Common Shares (other than United or its affiliates). The Special Committee then reviewed and commented on a draft of this amended and restated Schedule 14D-9, resolved that the revised Offer was in the best interests of the holders of the Common Shares other than United and its affiliates and authorized the filing of this amended and restated Schedule 14D-9 and the issuance of a press release announcing the Special Committee’s recommendation that holders of Common Shares other than United and its affiliates tender their Common Shares.

(b)(ii) Reasons for the Recommendation by the Special Committee

In reaching its determination and recommendation, the Special Committee considered numerous factors in consultation with its legal and financial advisors, including, but not limited to, the following:

Financial and business information. The Special Committee took into account the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the

Company and of United, including potential risks involved in achieving those prospects and objectives (such as those risk factors described in United’s Prospectus beginning on page I-11), the Company’s and United’s strategies of growing in part by accretive acquisitions and current and expected conditions in the global economy and in the industries in which the Company and United operate.

Financial analyses and opinion of Goldman Sachs. Goldman Sachs rendered its opinion to the Special Committee that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger is fair from a financial point of view to holders of Common Shares (other than United or its affiliates).

The full text of the written opinion of Goldman Sachs, dated December 8, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Offer. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Shares should tender such Common Shares in connection with the Offer.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Registration Statement, including the Prospectus contained therein, the Schedule TO, the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Commission on October 20, 2003, as amended on November 13, 2003, and this Schedule 14D-9, in the form approved by the Special Committee on December 8, 2003;

•	annual reports to stockholders of United for the three fiscal years ended December 31, 2000 and for the fiscal year ended December 31, 2002, Annual Reports on Form 10-K of United for the five fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of United and certain other communications from United to its stockholders;

•	Annual Reports on Form 20-F of SBS for the three fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 6-K of SBS and certain other communications from SBS to its stockholders;

•	annual reports to shareholders of Austar for the three fiscal years ended December 31, 2002, certain interim reports to shareholders of Austar, unaudited financial statements of Austar for the nine months ended September 30, 2003 and certain other communications from Austar to its shareholders;

•	audited financial statements of VTR, for the three fiscal years ended December 31, 2002, unaudited financial reports of VTR for the nine months ended September 30, 2003 and certain internal financial analyses and forecasts for VTR (including the VTR Projections); and

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to its stockholders, the Initial Projections, the Revised Projections and the Company management’s revised low-end 2004 EBITDA forecast provided to Goldman Sachs on November 3, 2003.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Offer and the Merger, with members of senior management of the Company and United regarding the Restructurings and Liberty’s preemptive rights, and with members of the senior management of the Company, United, Austar and VTR regarding the past and current business operations, financial condition and future prospects of their respective companies. With the Special Committee’s consent, Goldman Sachs’ review of Austar’s future prospects was limited to its discussion with Austar senior management and its review of certain research analysts’ estimates for Austar. With the Special Committee’s consent, Goldman Sachs’ review of SBS’ business operations, financial condition and future prospects was limited to Goldman Sachs’ discussion with a member of United senior management and a member of the Company senior management, both of whom currently serve on SBS’ board of directors, and Goldman Sachs’ review of publicly available information and certain research analysts’ estimates for SBS. Goldman Sachs also held discussions with a member of the management of United regarding past and current business operations, financial condition and future prospects of United’s assets other than United’s equity interests in SBS, Austar, VTR and the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the Common Shares, the United Class A Shares, the common shares, par value €2.00 per share, of SBS and the ordinary shares, no par value, of Austar, and compared certain financial and stock market information for the Company, United, SBS and Austar and certain financial information for VTR with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of recent business combinations (including certain recent minority buyout transactions and certain recent transactions in the cable industry in Latin America) and performed such other studies and analyses as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, for purposes of its opinion and with the Special Committee’s consent, that the VTR Projections and the valuation information of United with respect to its assets other than its equity interests in SBS, Austar, VTR and the Company were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of VTR and United, respectively. The Special Committee authorized Goldman Sachs to assume that the Revised Projections were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company’s management; provided that, with respect to the Company management’s 2004 EBITDA forecast, in light of the risks and uncertainties expressed by Company management and the Special Committee concerning the Revised Projections, the Special Committee instructed Goldman Sachs, for purposes of its opinion, to assume that the Company’s 2004 EBITDA will be within the range of €630 million to €687 million. The bottom end of this range is consistent with the Company management’s revised low-end 2004 EBITDA estimate provided to Goldman Sachs on November 3, 2003; the upper end is consistent with the Revised Projections. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or United or any of their respective affiliates or minority interests and was not furnished with any such evaluation or appraisal. Goldman Sachs noted that, as set forth in the Prospectus, United has amended the terms of its initial Offer to provide that (i) United will not consummate the Offer unless United and its subsidiaries would collectively own at least 90% of the total number of outstanding Common Shares upon completion of the Offer and (ii) if this 90% condition is satisfied, United will effect, as soon as practicable, the Merger and each outstanding Common Share (other than Common Shares owned by United or any of its affiliates) will be converted into the right to receive the same consideration per Common Share as in the Offer (unless United or its subsidiaries are prevented by a court or other legal requirement from effecting the Merger). Goldman Sachs assumed, with the Special Committee’s consent, that both the Offer and the Merger would be consummated on the terms set forth in the Prospectus (and that such terms will not be amended or waived by United or its subsidiaries in any manner adverse to the interests of holders of Common Shares) and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any adverse effect on the Company or United or on the expected benefits of the Offer and the Merger in any way material to Goldman Sachs’ analysis. Goldman Sachs noted that (i) United currently beneficially owns 66.75% of the Common Shares, (ii) United has indicated to the Special Committee that it has no interest in pursuing a business combination involving the Company other than a transaction in which United or one of its subsidiaries would be a purchaser of Common Shares and (iii) to the Special Committee’s knowledge, no third party other than United has made any proposal to purchase most or all of the outstanding Common Shares as a single block, including during the time since the announcement of the Offer on October 6, 2003.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 5, 2003 and is not necessarily indicative of current market conditions.

Offer Premiums Analysis. Goldman Sachs compared the 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger with the closing price per Common Share on selected dates and with respect to selected time periods to identify the premiums reflected by such exchange ratio. The selected dates and time periods, and the corresponding premiums, were as follows:

Date/Period	Offer Premium*
Average since September 3, 2003 market price (first day of trading since the relisting of the Company’s Common Shares)	11.1%	**
10-day average per Common Share trading price prior to announcement of the Initial Offer	19.9%
5-day average per Common Share trading price prior to announcement of the Initial Offer	21.5%
October 3, 2003 (last trading day prior to announcement of the Initial Offer)	25.6%

*	Implied premium calculated as 10.3 multiplied by the per share closing price (or average closing price, as applicable) of United Class A Shares divided by the per Common Share price as of the close of trading on the date specified or, with respect to average per Common Share prices during a given time period, the average of the per Common Share price as of the close of trading on each of the trading days during such time period.
**	As of the close of trading on December 5, 2003.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial and stock market information as well as certain adjusted levered market capitalization to EBITDA and to revenue generating units ratios of the Company and United with the following publicly traded corporations in the cable industry:

•	Cablevision Systems Corporation;

•	Charter Communications, Inc.;

•	Comcast Corporation;

•	Cox Communications, Inc.;

•	Insight Communications Co., Inc.;

•	Mediacom Communications Corporation; and

•	NTL (Delaware), Inc.

The financial data used were as of December 5, 2003, except as otherwise noted. Although none of the selected companies is directly comparable to the Company or United, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company and United.

Goldman Sachs calculated and compared various financial multiples and ratios based on information it obtained from Commission filings and estimates provided by various third-party research analysts. The multiples and ratios of the Company were calculated using the per Common Share price as of the close of trading on December 5, 2003 (except with respect to pre-Offer financial multiples and ratios of the Company, in which case the per Common Share price as of the close of trading on October 3, 2003 was used) and the multiples and ratios of United were calculated using the per United Class A Share price as of the closing of trading on December 5, 2003. The multiples and ratios of the Company and United were based on information obtained from Commission filings and management of the Company and United and estimates provided by third-party research analysts and assumed the completion of the UPC Polska restructuring. The multiples and ratios for each of the selected companies were based on information obtained from Commission filings and estimates provided by third-party research analysts, which were adjusted in certain instances to reflect core cable operations and enable the comparison of multiples among the selected companies.

With respect to the selected companies, Goldman Sachs calculated the adjusted levered market capitalization, which is the market value of common equity plus the book value of debt less cash and less non-consolidated and non-core public investments, at market value, and private investments as estimated by third-party research analysts, as a multiple of projected earnings before interest, taxes and depreciation and amortization, or EBITDA, and revenue generating units, which is the sum of analog cable, digital, Internet and voice subscribers, in respect of each of the calendar years 2003 through 2005.

The results of these analyses are summarized as follows (dollar amounts in millions):

Adjusted Levered Market Capitalization as a Multiple of:
Selected Companies:		2003E EBITDA	2004E EBITDA		2005E EBITDA
European Cable (NTL)		9.0x*	7.6x*		6.5x*
U.S. Cable—Large Cap (Cablevision, Charter, Comcast and Cox)	Range	8.9x-12.3x**	7.9x-10.5x**		7.3x-9.5x**
	Median	11.4x**	10.4x**		9.2x**
U.S. Cable—Mid Cap (Insight and Mediacom)	Range	9.7x-10.3x**	8.8x-9.3x	**	7.9x-8.5x**
	Median	10.0x**	9.0x**		8.2x**
Company		11.7x**	8.6x**		N/A
Company (Pre-Offer)***		10.0x**	7.4x**		N/A
United		10.4x**	7.7x**		N/A

*	Based on publicly filed information and pro forma for NTL’s recapitalization and rights offering.
**	Based on third-party research analyst estimates, which were adjusted in certain instances to reflect core cable operations of certain companies. With respect to the Company’s and United’s adjusted levered market capitalizations, each was adjusted to take into account the UPC Polska restructuring. In addition, United’s levered market capitalization was adjusted to exclude the current market value of its interests in Austar and SBS, the estimated value of its non-VTR private assets (based on the midpoint valuation of such assets provided by United management), and its interest in the estimated value of the Company’s other assets (based on current market valuations, third party research analyst estimates and Company estimates, as appropriate). The Company’s levered market capitalization was adjusted to exclude the estimated value of the Company’s other assets (based on current market valuations, third party research analyst estimates and Company estimates, as appropriate).
***	As of the close of trading on October 3, 2003.

Adjusted Levered Market Capitalization as a Multiple of:
Selected Companies:		2003E Revenue Generating Units		2004E Revenue Generating Units		2005E Revenue Generating Units
European Cable (NTL)		$1,931*		$1,791		$1,684
U.S. Cable—Large Cap (Cablevision, Charter, Comcast and Cox)	Range	$1,984-2,229	**	$1,717-2,064	**	$1,564-1,924	**
	Median	$2,150**		$1,982**		$1,845**
U.S. Cable—Mid Cap (Insight and Mediacom)	Range	$1,746-2,063	**	$1,628-1,918	**	$1,517-1,783	**
	Median	$1,904**		$1,773**		$1,650**
Company		$866**		$791**		N/A
Company (Pre-Offer)***		$739**		$675**		N/A
United		$691**		$614**		$563**

*	Based on publicly filed information and third-party research analyst estimates and pro forma for NTL’s recapitalization and rights offering.
**	Based on third-party research analyst estimates, which were adjusted in certain instances to reflect core cable operations of certain companies. With respect to the Company’s and United’s adjusted levered market capitalizations, each was adjusted to take into account the UPC Polska restructuring. In addition, United’s levered market capitalization was adjusted to exclude the current market value of its interests in Austar and SBS, the estimated value of its non-VTR private assets (based on the midpoint valuation of such assets provided by United management), and its interest in the estimated value of the Company’s other assets (based on current market valuations, third party research analyst estimates and Company estimates, as appropriate). The Company’s levered market capitalization was adjusted to exclude the estimated value of the Company’s other assets (based on current market valuations, third party research analyst estimates and Company estimates, as appropriate).
***	As of the close of trading on October 3, 2003.

Goldman Sachs also compared the selected companies’ estimated calendar year 2003 EBITDA with their estimated EBITDA growth for the calendar years 2003 through 2006 and their estimated calendar year 2004 EBITDA with their estimated EBITDA growth for the calendar years 2004 through 2006 to the results for the Company and United.

The following table presents the results of this analysis:

EBITDA Multiple/Growth Ratio:
Selected Companies:		2003E EBITDA Multiple/2003E to 2006E EBITDA Growth		2004E EBITDA Multiple/2004E to 2006E EBITDA Growth
European Cable (NTL)		0.5x*		0.4x*
U.S. Cable—Large Cap (Cablevision, Charter, Comcast and Cox)	Range	0.9x-1.3x	**	0.8x-1.1x	**
	Median	0.9x**		0.9x**
U.S. Cable—Mid Cap (Insight and Mediacom)	Range	0.9x-1.1x	**	0.9x-1.1x	**
	Median	1.0x**		1.0x**
Company		0.4x***		0.3x***
Company (Pre-Offer)****		0.3x***		0.3x***
United		N/A		N/A

*	Based on publicly filed information and pro forma for NTL’s recapitalization and rights offering.
**	Based on third-party research analyst estimates, which were adjusted in certain instance to reflect core cable operations of certain companies.
***	Based on estimated 2003 to 2006 and estimated 2004 to 2006 EBITDA growth, respectively, from the Initial Projections. The Company’s levered market capitalization was adjusted to take into account the UPC Polska restructuring and to exclude the estimated value of the Company’s other assets (based on current market valuations, third party research analyst estimates and Company estimates, as appropriate).
****	As of the close of trading on October 3, 2003.

Analyses of the Exchange Ratio. Goldman Sachs performed certain analyses on the exchange ratio of 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger, based on information it obtained from Commission filings, estimates provided by third-party research analysts and projections provided by management of the Company. Using a per United Class A Share price of $7.30 (the per share price as of the close of trading on December 5, 2003) and assuming the completion of the Restructurings and the exercise by Liberty of its preemptive right to acquire United Class A Shares (the “Liberty Preemptive Right Exercise”) in connection with (i) the Offer and the Merger, such share purchase to be paid by way of cancellation of the $102.7 million in principal amount of, and accrued but unpaid interest on, the loans made by Liberty to United’s affiliates during January and February 2002 and payable to a subsidiary of Liberty and, to the extent the aggregate purchase price exceeds the principal amount and the accrued but unpaid interest on such loans, to be paid in cash in respect of such excess amount, and (ii) the Plan, such share purchase to be paid in cash, Goldman Sachs calculated the implied basic equity value, the implied adjusted levered market capitalization and the implied multiples of estimated EBITDA and revenue generating units for each of the calendar years 2003 and 2004 for the Company.

The following table presents the results of these analyses (dollar and euro amounts in millions):

Company
Exchange Ratio	10.3x
Implied basic equity value*	$3,759
Implied adjusted levered market capitalization**	$7,174
Implied Multiples—Third-Party Research Analysts***
2003E EBITDA	11.7x
2004E EBITDA	8.7x
Implied Multiples—Initial Projections
2003E EBITDA	11.2x
2004E EBITDA	8.4x
Implied Multiples—Revised Projections
2003E EBITDA****	11.8x
2004E EBITDA	8.6x
Implied Multiples—2004E EBITDA Illustrative Downside Sensitivity Analysis
2004E EBITDA Downside Amounts*****
€670	8.8x
€650	9.1x
€630	9.4x
Implied Multiples—Third-Party Research Analysts***
2003E revenue generating units	$866
2004E revenue generating units	$792

*	Calculated using 50 million Common Shares outstanding as per United’s Form S-4 filed on October 6, 2003.
**	Assumes completion of the Restructurings and the Liberty Preemptive Right Exercise and excludes $211 million in other Company assets as per Company management, market valuations as of December 5, 2003, and third-party research analyst estimates, as appropriate.
***	Based on estimates provided by third-party research analysts.
****	Estimated 2003 EBITDA does not reflect transaction and other costs associated with the Offer and the Merger.
*****	Represent illustrative downside sensitivities to the estimated 2004 EBITDA amount of €687 million in the Revised Projections.

Company “Gives/Gets” Analysis. Goldman Sachs conducted an analysis using the exchange ratio of 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger to calculate illustrative potential accretion/(dilution) values that would accrue to the Company’s stockholders (other than United or its affiliates) from the Offer and the Merger. Based on illustrative implied equity values of United’s non-Company assets ranging from $825 million to $1,050 million (which imply equity values of VTR ranging from $379 million to $604 million, respectively), and an illustrative implied equity valuation for the Company of $2.7 billion (calculated using the per Common Share price as of the close of trading on October 3, 2003, the last trading day prior to announcement of the Initial Offer), Goldman Sachs calculated illustrative potential accretion/(dilution) values accruing to the Company’s stockholders (other than United or its affiliates) from exchanging an aggregate 33.3% interest in the Company (as of December 5, 2003) for an aggregate 28.0% in interest in United (based upon 612 million fully diluted United Class A Shares and assuming the completion of the Offer, the Merger, the Restructurings and the Liberty Preemptive Right Exercise).

The following table presents the results of this analysis (dollar amounts in millions):

Illustrative Implied Equity Value for Non-Company Assets of United	Illustrative Pro Forma Implied Equity Values of Company Stockholders’ (other than United or its Affiliates) Indirect Ownership Interest in United’s Non- Company Assets*	Illustrative Pro Forma Implied Equity Value of the Company Stockholders’ (other than United or its Affiliates) Foregone Ownership Interest in the Company**	Illustrative Potential Value Accretion/(Dilution) to Company Stockholders (other than United or its Affiliates)
$1,050	$294	$(141)	$153
$ 975	$273	$(141)	$132
$ 900	$252	$(141)	$111
$ 825	$231	$(141)	$ 90

*	Based on pro forma 28.0% ownership interest in United.
**	Based on Company stockholder ownership interest of 33.3% and an implied equity value of the Company of $2.7 billion (as of the close of trading of Common Shares on October 3, 2003, the last trading day prior to announcement of the Initial Offer).

Net Asset Value Analysis. Goldman Sachs performed illustrative net asset value analyses of United based upon a methodology disclosed publicly by United management in its investor presentation of September 9, 2003, public market equity prices, information Goldman Sachs obtained from Commission filings and valuation estimates of VTR and United’s other private assets disclosed publicly by United management, in order to ascertain a net asset per share value of United and compare it to the closing price per United Class A Share as of October 3, 2003, the last trading day prior to the announcement of the Initial Offer, and as of December 5, 2003. With respect to VTR, Goldman Sachs used United management’s most recent publicly disclosed estimated 2003 EBITDA amount for VTR of $62 million and United management’s most recent publicly disclosed estimated 2003 EBITDA multiple for VTR of 10.0x. With respect to United’s other assets, which include a 50% interest in MGM Networks LA, a 100% interest in TV Show Brasil S.A., a 49% interest in Net Jundiai, a 100% interest in Star GlobalCom S.A. and a 100% interest in Multitel S.A., Goldman Sachs was provided valuation information by United management with respect to such assets that ranged from $19.2 million to $30.9 million on an aggregate basis. United management’s most recent publicly disclosed estimated valuation for these assets was $25.0 million and represents the mid-point of the valuation range provided by United management.

The following table presents illustrative valuation information based on the analyses set forth above (dollar amounts in millions):

Public Assets of United	Market Value Prior to the Initial Offer (as of the close of trading on October 3, 2003)	Current Market Value (as of the close of trading on December 5, 2003)
Company (66.75% ownership interest)*	$1,795	$2,505
SBS (21.0% ownership interest)*	$157	$186
Austar (38.0% ownership interest)*	$116	$128
Total Public Assets	$2,068	$2,820

Private Assets of United	Net Attributed Value (as of the close of trading on October 3, 2003)	Net Attributed Value (as of the close of trading on December 5, 2003)
VTR**	$526	$526
Other Private Assets***	$25	$25
Total Private Assets	$551	$551
Implied Gross Asset Value	$2,619	$3,371
Less: Net Debt****	$32	$74
Implied Net Asset Value	$2,587	$3,297
Total Implied Net Asset Value per United Class A Share*****	$6.13	$7.81
Market Value per United Class A Share	$6.56	$7.30
Premium/(Discount) to Net Asset Value	7.0%	(6.5)%

*	Based on market data as of October 3, 2003 and December 5, 2003, respectively.
**	Based on United management’s most recent publicly disclosed estimated 2003 EBITDA amount of $62 million and 2003 EBITDA multiple of 10.0x, less net debt of $94 million consistent with United’s investor presentation on September 9, 2003.
***	Based on the midpoint valuation provided by United management, which represents the valuation disclosed in United’s investor presentation on September 9, 2003.
****	With respect to Net Debt amount as of October 3, 2003, based on United’s investor presentation of September 9, 2003. With respect to Net Debt amount as of December 5, 2003, based on United’s most recent publicly filed information and discussions with United management.
*****	Assumes 422 million diluted shares outstanding, pro forma for the consummation of the UPC Polska restructuring.

Analysis of VTR. Goldman Sachs also reviewed certain financial and stock market information as well as certain of the levered market capitalization multiples (on a historical and future sales and EBITDA basis) of the following publicly traded Latin American telecommunications, cable and broadcasting companies: Compania de Telecommunicaciones de Chile S.A., Net Servicos de Comunicacao S.A., Grupo Televisa, S.A., and TV Azteca, S.A. de C.V. Although none of the selected companies is directly comparable to VTR, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of VTR.

The results of these analyses are summarized as follows (dollar amounts in millions):

Levered Market Capitalization Multiples* of:
	Sales**				EBITDA**
Selected Companies	LTM	2003E	2004E	2005E	LTM	2003E	2004E	2005E
Latin American telecom, cable and broadcasting***
Range	2.5x-3.7x	2.3x-3.7x	2.1x-3.6x	2.1x-3.5x	5.6x-16.6x	5.6x-7.8x	5.2x-7.5x	5.0x-7.3x
Median	2.8x	2.7x	2.5x	2.4x	8.0x	7.8x	7.2x	6.6x

*	Based on the close of trading as of December 5, 2003.
**	LTM (last twelve months) figures are based on publicly available financial statements. Projected sales and EBITDA information obtained from third-party research analysts.
***	Comprised of Compania de Telecommunicaciones de Chile S.A., Net Servicos de Comunicacao S.A., Grupo Televisa, S.A., and TV Azteca, S.A. de C.V.

Goldman Sachs also compared estimated calendar year 2003 EBITDA with estimated EBITDA growth for the calendar years 2003 through 2005 for each of the selected publicly traded Latin American telecommunications, cable and broadcasting companies. This analysis indicated implied 2003 EBITDA multiples of estimated 2003 through 2005 EBITDA growth ranging from 0.4x to 1.2x with a median of 0.4x.

Goldman Sachs reviewed publicly available information related to the sale by United of its 90.3% interest in Megapo Comunicaciones de México, S.A. de C.V., in June 2002. Goldman Sachs also reviewed third-party research estimates of the implied levered market capitalization of, and estimated 2003 and 2004 EBITDA amounts for, Empresas Cablevisión, S.A. de C.V. This analysis indicated implied EBITDA multiples of estimated 2002, 2003 and 2004 EBITDA amounts ranging from 5.9x to 8.8x.

Goldman Sachs also performed illustrative present value analyses on VTR using 2005 and 2006 forward EBITDA multiples for VTR ranging from 6.0x to 8.0x as of year end 2004 and 2005, respectively, estimated 2005 and 2006 EBITDA amounts for VTR of $102 million and $122 million, less estimated 2004 net debt of $92 million and estimated 2005 net debt of $36 million, in each case, as provided by United management, and implied equity discount rates ranging from 17% to 19%, in order to calculate illustrative implied current equity values for VTR ranging from $434 million to $678 million.

Analysis of SBS and Austar. Goldman Sachs also compared certain financial and stock market information for SBS with the following European broadcasting companies the securities of which are publicly traded: Carlton Communications Plc, Granada Plc, Mediaset, S.p.A., RTL Group, S.A. and Télévision Française 1, S.A. With respect to Austar, Goldman Sachs compared certain financial and stock information for Austar with the following Asian/Australian satellite and media companies the securities of which are publicly traded: Sky Network Television Ltd., Austereo Group Ltd., RG Capital Radio Ltd., Publishing and Broadcasting Ltd., Prime Television Ltd., Seven Network Ltd., Southern Cross Broadcasting Pty. Ltd. and Ten Network Holdings Ltd. Although none of the selected companies is directly comparable to SBS or Austar, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of SBS and Austar. The results of these analyses are summarized as follows:

Levered Market Capitalization Multiples* of:
		Sales**			EBITDA**
Selected Companies		2003E	2004E	2005E	2003E	2004E	2005E
European broadcasting companies***	Range	1.8x-3.6x	1.7x-3.5x	1.6x-3.3x	11.7x-20.9x	10.0x-17.8x	8.8x-11.1x
	Median	2.2x	2.1x	2.1x	13.3x	12.1x	10.4x
SBS		1.7x	1.2x	N/A	15.9x	12.1x	N/A
Asian/Australian satellite and media companies****	Range	1.8x-5.3x	1.7x-4.8x	1.7x-4.4x	8.9x-14.0x	8.3x-12.0x	7.7x-11.4x
	Median	3.2x	3.1x	3.0x	10.2x	9.9x	9.2x
Austar		2.6x	2.6x	2.4x	13.5x	9.8x	8.5x

*	Based on the close of trading as of December 5, 2003.
**	With respect to the European broadcasting companies and SBS, based on IBES median estimates and third-party research analyst estimates. With respect to the Asian/Australian satellite and media companies, based on IBES median estimates. With respect to Austar, based on third-party research analyst estimates.
***	Comprised of Carlton Communications Plc, Granada Plc, Mediaset, S.p.A., RTL Group, S.A. and Télévision Française 1, S.A.
****	Comprised of Sky Network Television Ltd., Austereo Group Ltd., RG Capital Radio Ltd., Publishing and Broadcasting Ltd., Prime Television Ltd., Seven Network Ltd., Southern Cross Broadcasting Pty. Ltd. and Ten Network Holdings Ltd.

Goldman Sachs also compared estimated calendar year 2003 EBITDA with estimated EBITDA growth for the calendar years 2003 and 2004 for each of the selected publicly traded European broadcasting companies and SBS. This analysis indicated implied 2003 EBITDA multiples of estimated 2003 through 2004 EBITDA growth for the selected companies ranging from 0.7x to 2.3x with a median of 1.3x, as compared to 1.7x for SBS.

Goldman Sachs also compared estimated calendar year 2003 EBITDA with estimated EBITDA growth for the calendar years 2003 through 2005 for each of the selected Asian/Australian satellite and media companies and Austar. This analysis indicated implied 2003 EBITDA multiples of estimated 2003 through 2005 EBITDA growth ranging from 0.8x to 2.7x with a median of 1.3x, as compared to 0.5x for Austar.

Breakeven Return Analyses. Goldman Sachs performed an illustrative breakeven rate of return analysis using various forward EBITDA multiple estimates for the Company as of year end 2005 and various estimates of the implied equity value for the non-Company assets of United to ascertain the annual growth rate in United’s non-Company assets that would need to be achieved in order for the implied equity value of the pro forma interest in United of the Company’s stockholders (other than United or its affiliates) to yield the implied equity value of the Company’s stockholders (other than United or its affiliates) interest in the Company, based on the Revised Projections, and assuming the Offer, Merger, Restructurings and the Liberty Preemptive Right Exercise were completed. This analysis, using implied equity values of United’s non-Company interests ranging from $825 million to $1,050 million (which imply current equity values of VTR ranging from $379 million to $604 million, respectively), estimated 2006 EBITDA growth multiples for the Company ranging from 8.0x to 10.0x, and an estimated 2006 EBITDA amount for the Company of €1,056 million (as per the Revised Projections), reflecting certain adjustments to the capital structure of the Company in the Revised Projections and assuming that the Offer, Merger, Restructurings and the Liberty Preemptive Right Exercise were completed, estimated the necessary annual growth rate on United’s non-Company assets to achieve the implied difference in equity values between the Company stockholders’ (other than United or its affiliates) current interest in the Company and the Company stockholders’ (other than United or its affiliates) pro forma interest in United. Based on such analysis, United’s non-Company assets would need to achieve an annual growth rate ranging from 7% to 42% in order for the implied equity value of the Company stockholders’ (other than United or its affiliates) current interest in the Company to equal the Company stockholders’ (other than United or its affiliates) pro forma interest in United.

Illustrative Rate of Return Analyses. Goldman Sachs also performed a rate of return analysis using a range of multiples to estimated 2003 EBITDA and 2005 EBITDA for VTR, based on the VTR Projections provided by United, to estimate the implied equity returns for VTR assuming an investment on December 5, 2003 and an exit as of December 31, 2005. Using estimated 2005 EBITDA multiples for VTR ranging from 7.1x to 10.5x, estimated 2003 EBITDA multiples ranging from 7.1x to 10.5x (which imply equity values for VTR ranging from $379 million to $604 million), an estimated 2003 EBITDA amount for VTR of $66 million and an estimated 2005 EBITDA amount for VTR of $102 million, less estimated current net debt of $93 million (as of September 30, 2003) and estimated 2005 net debt of $36 million, in each case, as provided by United management, VTR’s implied equity returns range from 7% to 63%.

United “Gives/Gets” Analysis. Goldman Sachs conducted an analysis using the exchange ratio of 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger to calculate illustrative potential accretion/(dilution) values that would accrue to the value of United’s interest in the Company from the Offer and the Merger. Based on illustrative implied equity values of United’s non-Company interests ranging from $825 million to $1,050 million (which imply equity values of VTR ranging from $379 million to $604 million, respectively) and an illustrative implied equity valuation for the Company of $2.7 billion (calculated using the closing per Common Share price as of the close of trading on October 3, 2003, the last trading day prior to announcement of the Initial Offer), Goldman Sachs calculated illustrative potential accretion/(dilution) values accruing to United on a pro forma implied equity value basis of a decrease in the Company stockholders’ ownership in the Company’s assets from 33.3% to 28.0% as compared to the pro forma implied equity value of the Company stockholders’ indirect 28% equity interest in United’s non-Company assets (based upon 612 million fully diluted United Class A Shares and assuming completion of the Offer, Merger, the Restructurings and the Liberty Preemptive Right Exercise).

The following table presents the results of this analysis (dollar amounts in millions):

Illustrative Implied Equity Values for Non-Company Assets of United	Illustrative Pro Forma Implied Equity Values of the Company Stockholders’ (other than United or its Affiliates) Indirect Ownership Interest in United’s Non-Company Assets*	Illustrative Pro Forma Implied Equity Value of the Increase in United’s Ownership Interest in the Company**	Illustrative Potential Accretion/(Dilution) Values to Company Stockholders (other than United or its Affiliates)**	Illustrative United Synergies Required to be Achieved With Respect to the Company to Break Even***
$1,050	$294	$141	$(153)	$19
$ 975	$273	$141	$(132)	$16
$ 900	$252	$141	$(111)	$14
$ 825	$231	$141	$ (90)	$11

*	Based on pro forma 28.0% ownership interest in United, United net debt of $(107) million, a valuation of United’s other assets at $339 million, a valuation of United’s SBS Shares based on 6 million shares and using a per SBS Share price of $31.05 and a valuation of United’s Austar Shares based on 446 million shares and a per Austar Share price of A$0.39. Other assets valuation per the midpoint valuation provided by United management, which represents the valuation disclosed in United’s investor presentation on September 9, 2003.
**	Based on an implied equity value of the Company of $2.7 billion (as of the close of trading of Common Shares on October 3, 2003, the last trading day prior to announcement of the Initial Offer).
***	Based on an illustrative 8.0x EBITDA multiple for the Company.

Sensitivity Analysis of Exchange Ratio. Goldman Sachs calculated a range of implied exchange ratios for United Class A Shares and Common Shares based upon illustrative sum-of-the-parts valuation analyses for United and the Company and using a range of estimated Company 2004 EBITDA amounts, Company and VTR EBITDA multiples and estimated liquidity discounts for the Company’s other assets and United’s non-VTR and non-Company assets, based on publicly available information, certain information provided by Company management, third-party research analyst estimates, the Revised Projections, the VTR Projections, valuation information provided by United management regarding United’s assets other than its interests in SBS, Austar, VTR and the Company and assuming the completion of the Restructurings and the Liberty Preemptive Right Exercise, and compared this range to the ratio of 10.3 United Class A Shares for each Common Share to be received by holders of Common Shares (other than United or its subsidiaries) in the Offer and the Merger. Goldman Sachs compared a range of estimated 2004 EBITDA multiples for the Company to a range of estimated 2004 EBITDA values for the Company of €630 million to €710 million, a range of estimated 2004 EBITDA multiples for the Company to a range of liquidity discounts (based on the estimated liquidity discount required to monetize the Company’s other assets and United’s non-VTR and non-Company assets), a range of estimated 2004 EBITDA multiples for the Company to a range of estimated 2003 and implied 2004 EBITDA multiples and implied equity values for VTR, in each case, pro forma for the completion of the Restructurings and the Liberty Preemptive Right Exercise. Based on a range of estimated 2004 EBITDA multiples for the Company of 7.0x to 10.0x and a range of estimated 2004 EBITDA values for the Company of €630 to €710, the implied exchange ratio ranged from 7.9x to 10.7x, assuming no liquidity discount is used for the Company’s other assets or United’s non-VTR and non-Company assets. Based on a range of estimated 2004 EBITDA multiples for the Company of 7.0x to 10.0x, implied equity values of the Company’s other assets of $211 million and United’s non-Company assets of $884 million and a range of liquidity discounts of 0% to 20% on the Company’s other assets and United’s non-VTR and non-Company assets, the implied exchange ratio ranged from 8.6x to 10.7x. Based on a range of estimated 2004 EBITDA multiples for the Company of 7.0x to 10.0x, estimated 2003 EBITDA multiples for VTR of 7.0x and 10.0x (which imply a range of 2004 EBITDA multiples and equity values for VTR of 5.7x to 8.1x and $371 million to $571 million, respectively) and assuming no liquidity discount on the Company’s other assets or United’s non-VTR or non-Company assets, the implied exchange ratio ranged from 8.2x to 10.7x.

Selected Minority Buyouts by Significant Existing Shareholders. Goldman Sachs analyzed certain information relating to the premiums paid in selected transactions involving U.S. buyouts of a minority interest by an existing significant shareholder since 1998 where the target’s equity value represented more than 60% of the acquiring party’s equity value. Such analysis indicated that initial bid premiums over the last published closing price prior to the announcement of the transaction (which, in respect of the Offer, was as of

October 3, 2003) ranged from 2.3% to 22.4% with a median of 9.4% and final premiums over the last published closing price prior to the announcement of the transaction (which, in respect of the Offer, was as of November 12, 2003) ranged from 2.3% to 24.7% with a median of 19.6%, each as compared to an initial premium of 9.8% to be paid in the Offer and a final premium of 47.6% to be paid in the Offer. Such analysis also indicated that percent increases in initial bid and final bid premiums ranged from 0.0% to 14.8% with a median of 3.1%, as compared to a 34.5% percent increase with respect to the Offer.

Goldman Sachs also analyzed certain information relating to the premiums paid in U.S. buyouts of a minority interest by an existing significant shareholder since 1998 where the consideration paid in the transaction was stock, mixed consideration or cash and compared such information to similar information in respect of the Offer. The following table presents the results of this analysis:

Form of Consideration Paid (Number of Transactions Reviewed)		Share Price Premium Reflected by Initial Offer*	Share Price Premium Reflected by Final Offer*	Percent Increase in Offer**
Stock (12)	Range	2.3%-48.0%	(29.1)%-107.4%	(34.0)%-74.1%
	Median	14.3%	24.9%	4.1%
Mixed (3)	Range	16.4%-22.4%	(0.7)%-22.4%	(17.2)%-0.0%
	Median	19.9%	16.4%	0.0%
Cash (25)	Range	(11.1)%-96.6%	(0.3)%-140.0%	(12.5)%-50.0%
	Median	23.2%	38.8%	12.0%
The Offer		9.8%	47.6%***	34.5%

*	Based on relevant last published closing price per share prior to the announcement of the initial offer or final offer, as applicable.
**	Represents the percentage increase implied by comparing the final bid per share to the initial bid per share. For stock deals (i) the final bid per share is calculated as the final exchange ratio multiplied by the acquiror’s last published closing price per share prior to the announcement of the revised terms and (ii) the initial bid per share is calculated as the initial exchange ratio multiplied by the acquiror’s last published closing price per share prior to the deal announcement.
***	Based on the ratio of 10.3 United Class A Shares for each Common Share to be received by holders of Common Shares (other than United or its subsidiaries) in the Offer and the Merger, as set forth in the Prospectus. Using the closing per Common Share price on November 12, 2003.

Goldman Sachs also analyzed additional information relating to the premiums paid in U.S. buyouts of a minority interest since 1998 where the consideration paid in the transaction was stock and compared such information to similar information in respect of the Offer. The following table presents the results of this analysis:

Form of Consideration Paid (Number of Transactions Reviewed)		Exchange Ratio Premium Reflected by Initial Offer*	Exchange Ratio Premium Reflected by Final Offer**	Percent Increase in Offer***
Stock (12)	Range	2.3%-48.0%	2.3%-54.7%	0.0%-43.0%
	Median	14.3%	21.7%	4.8%
The Offer****		9.8%	25.6%	14.4%

*	Compares the initial offer exchange ratio to the pre-announcement implied exchange ratio. The pre-announcement implied exchange ratio is calculated as the target’s last published closing price prior to the announcement of the initial exchange ratio divided by the acquiror’s last published closing price prior to the announcement of the initial exchange ratio.
**	Compares the final exchange ratio to the pre-announcement implied exchange ratio.
***	Compares the final exchange ratio to the initial exchange ratio.
****	Based on a pre-announcement implied exchange ratio of 8.2x and using as a final exchange ratio the 10.3x exchange ratio in the revised Offer. Final exchange ratio premium for the Offer calculated using the closing per Common Share price on November 12, 2003.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or United or the contemplated Offer or Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee as to the fairness from a financial point of view of the 10.3 United Class A Shares to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, United, SBS, Austar, VTR, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described herein, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has provided certain investment banking and financial services to UPC from time to time, including having acted:

•	as financial advisor to UPC in connection with the acquisition by UPC’s subsidiary, Priority Telecom, N.V., of Cignal Global Communications, Inc. in November 2000,

•	as initial lender and initial administrative agent in connection with a bridge loan to UPC of approximately $1,914,000,000 in aggregate principal amount in November 2000,

•	as financial advisor with respect to a private placement of rights of UPC in May 2001, and

•	as financial advisor to UPC in connection with the merger of the Polish television satellite platforms of UPC Polska with Vivendi Universal S.A. in December 2001.

As of the date hereof, Goldman Sachs and its affiliates hold approximately $86,000,000 of various tranches of the UPC Distribution Bank Facility. In addition, Goldman Sachs and its affiliates hold approximately $10,235,000 aggregate principal amount of 14½% senior discount notes of UPC Polska, which notes it agreed (together with certain other noteholders) with UPC Polska in June 2003 to exchange for new unsecured notes of UPC Polska co-issued by a separate wholly owned subsidiary of UPC and cash upon consummation of the restructuring contemplated by UPC Polska’s Chapter 11 bankruptcy filing in July 2003.

Goldman Sachs and its affiliates have also provided certain investment banking and financial services to United, Liberty (the beneficial owner of 73.8% of the outstanding United common stock) and certain of their respective affiliates from time to time, including:

•	having acted as co-manager with respect to a public offering of 3,000,000 shares of common stock of United (under its previous name, United International Holdings, Inc.) in July 1998,

•	having acted as joint lead manager with respect to a private placement of $350,000,000 of United’s 7% Series C Senior Cumulative Convertible Preferred Stock in July 1999 and co-manager with respect to a public offering of $250,000,000 of United’s 7% Series D Senior Cumulative Convertible Preferred Stock in December 1999,

•	having acted as co-manager with respect to a public offering of 10,000,000 shares of common stock of United in December 1999, and

•	having provided certain financial services to Liberty in connection with the valuation of Liberty’s 43% ownership interest in QVC, Inc. in July 2003.

Goldman Sachs also acted as sole book-running manager with respect to the sale by Comcast Corporation of approximately 85,000,000 shares of Liberty’s Series A Common Stock (of which 25,000,000 shares were sold to Liberty in the public offering of such shares) in December 2003. In connection with the above-described investment banking and other services, Goldman Sachs has received compensation. Goldman Sachs may also provide investment banking and other services to the Company, United, Liberty and their respective affiliates in the future, for which Goldman Sachs may receive compensation.

In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company, United, Liberty and their respective affiliates or minority interests (including Austar and SBS) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Pursuant to a letter agreement dated October 10, 2003, the Special Committee engaged Goldman Sachs to act as its financial advisor in connection with the Offer. A summary of the material terms of such engagement letter is set forth under Item 5 of this Schedule 14D-9.

Nonwaivability of the 90% condition and consummation of a back-end merger. The Special Committee considered that United has amended the Initial Offer to provide that it will not consummate the Offer unless United would own at least 90% of the total number of outstanding Common Shares. The Special Committee also considered the statement by United in its Offer that if this 90% condition is satisfied, then United will effect a short-form merger to acquire the Common Shares that had not been tendered in the Offer for the same consideration per Common Share as in the Offer (the “Merger”).

Majority of the minority condition. The Special Committee considered United’s representation to it that if the 90% condition is satisfied, then the tendered Common Shares will represent more than a majority of the Common Shares that are not owned by Liberty, United, their affiliates or the respective executive officers and directors of Liberty, United, their affiliates and the Company.

Liquidity for stockholders. The Special Committee considered the low volume of trading in the Common Shares in relation to the volume of trading of United Class A Shares (and the increased volume of trading expected after the consummation of the Offer and the Merger) and the benefits to the Company’s stockholders of owning a more actively traded security if the Offer and the Merger were consummated.

Strategic alternatives. The Special Committee took into account that United currently owns 66.75% of the Company and recognized that any alternative transaction involving the Company was likely to be impossible without the consent of United. In addition, to the Special Committee’s knowledge, no third party other than United has made any proposal to purchase most or all of the publicly-held shares of the Company as a single block, including during the time since the announcement of the Offer on October 6, 2003. The Special Committee also took into account a statement by United that it would not be interested in exploring a sale of its equity holding in the Company or of the entire Company.

The Special Committee considered the possibility that Liberty may determine in the future to sell its interest in United and its interest in the Company, as well as the possibility of other reconfigurations of the direct and indirect holdings of United and the Company. The Special Committee also considered the statements by representatives of United and Liberty that Liberty was not interested at this time in acquiring non-Company assets of United.

The Special Committee also considered the possibility that Liberty may attempt to take United private by buying out the publicly held stock of United that Liberty does not already control. The Special Committee also considered that Liberty is not expected to own at least 90% of each class of voting stock of United after the Offer and the Merger and therefore would not be able to effect a subsidiary buyout of United through a short-form merger. Accordingly, in light of Delaware law regarding minority buyouts, any buyout of United’s minority stockholders would likely be effected by Liberty only after negotiating with a special committee of United and/or satisfying a majority of the minority condition.

Timing of the Offer, limited trading history, limited progress on strategic plan. The Special Committee considered that the Company had only emerged from bankruptcy and commenced public trading of its common stock on September 4, 2003. Due to this limited trading history prior to the announcement of the Offer, the market price for the Company’s common stock before the announcement of the Initial Offer may not fully reflect the intrinsic value of the Company. Moreover, the Company has not yet had a chance to implement its long-term strategic plan. The Committee also considered the downward revisions (albeit in a highly preliminary and qualified manner) of the Company management’s projected EBITDA data through the end of 2006.

Diversification of assets and loss of pure play focus. The Special Committee considered:

•	the balance of the different risk profile of an investment in United, which includes, in addition to the Company, investments in Latin America and Australia and in European broadcasting assets, with the focused nature of the Company’s assets, which are all centered in Europe,

•	the results of the Special Committee’s review of United’s non-Company investments and assets,

•	the limited potential for synergies between the Company’s operations and the operations of United’s subsidiaries other than the Company, and

•	the uncertainties relating to the plans of Liberty for United, which include the possibility that Liberty may cause United to dispose of its assets other than the Company and that United has stated on page II-2 of its Prospectus that it is continuing to evaluate each of its Latin American assets and the potential for rationalizing these assets in the context of an overall global strategy. The Special Committee also considered the statement by United on page 10 of United’s special meeting proxy statement dated November 17, 2003 that one reason United wishes to complete the Offer and the Merger is to facilitate the investment and transfer of funds between United and the Company and its subsidiaries, particularly funds generated from the sale of United’s or the Company’s assets for cash. United noted that currently such transfers are subject to potential conflicts of interest.

Negotiation history of UPC bankruptcy proceedings. The Special Committee considered that during the negotiations that led to the emergence of the Company from bankruptcy, the committee representing the unaffiliated creditors (who became the minority public stockholders) of the Company were offered and expressly rejected the opportunity to convert their debt into capital stock of United. In addition, the Special Committee considered that the governance structure of the Company was adopted as a result of these negotiations.

Implied trading premium. The Special Committee considered that, at the time of the public announcement of the Offer on October 6, 2003, the consideration offered in the Initial Offer represented only a 9.8% implied trading premium to the closing price of Common Shares on the Nasdaq National Market on October 3, 2003, the trading day immediately prior to the date of the announcement of the Initial Offer. The Special Committee also considered that, at the time of the public announcement of the revised Offer on November 12, 2003, the closing price of United’s Class A Shares on the Nasdaq National Market that day multiplied by the increased 10.3 exchange ratio represented a 47.6% implied trading premium to the October 3, 2003 pre-announcement closing price of the Company’s common stock. Also, the 10.3 exchange ratio represents an implied exchange ratio premium of 25.6% at the October 3, 2003 pre-announcement closing prices for United’s Class A Shares and Common Shares on the Nasdaq National Market. The Special Committee also considered that there was no assurance that there would be another opportunity for the Company’s stockholders to receive as significant a premium for their Common Shares, especially in view of United’s statement that it is not interested in exploring a sale of the Company in which it was not the purchaser.

Governance. The Special Committee considered differences between the governance structures of United and the Company relevant to minority stockholders. These factors are described more fully in United’s Prospectus, United’s prospectus contained in the resale registration statement filed with the Commission on Form S-1 by United (as most recently amended on November 28, 2003) and the exhibits to United’s filings with the Commission. The Special Committee also considered that the governance structure of the Company was adopted as a result of negotiations in connection with the Company’s emergence from bankruptcy to address the interest of the unaffiliated creditors (who became the public minority stockholders) of the Company in protecting what they viewed as a pure play investment in the Company’s assets and not in other assets of United and other affiliates of Liberty.

Significant reduction in minority stockholder voting power. Each outstanding share of capital stock of the Company is entitled to one vote. In contrast, United has a high vote – low vote structure. The Class A common stock that United has offered in the Offer entitles each holder to one vote per share, while the Class B and C common stock of United entitle each holder to ten votes per share. If the Offer and the Merger were consummated, the former minority stockholders of the Company would go from holding 33.25% of the Company’s voting power (on both a fully diluted and outstanding capital stock basis) to approximately 5.0% of the total voting power of all classes of United common stock on both a fully diluted and outstanding capital stock basis (assuming Liberty exercises its preemptive right to acquire additional stock of United in connection with the Offer and the Merger as described below and the issuance of the maximum amount of United stock currently contemplated by the Plan and the exercise by Liberty of its preemptive rights in connection with the Plan).

Absence of preemptive rights. As minority stockholders of United, the former minority stockholders of the Company would have no preemptive rights. In contrast, the Company’s stockholders currently enjoy preemptive rights, until September 3, 2007, in respect of the first Euro 1.5 billion of securities (including convertible securities) issued by the Company after September 3, 2003 for cash or in exchange for assets acquired from parties that hold 40% or more of the Company’s common stock. The Special Committee also considered that the existence of these preemptive rights currently requires the Company to have a rights offering, registered with the Commission, in connection with each new issuance of capital stock by the Company and that this requirement could potentially pose an impediment to the flexibility of the Company to raise capital.

Related-party transactions. Under the Company’s Charter and Bylaws, the board of directors must appoint a “related-party transactions committee” that includes the two Class III directors, neither of whom is affiliated with United. Most related-party transactions with a value in excess of $10 million per year must be approved by four of the five members of this committee. This requirement effectively gives these two Class III directors, who are also the two members of the Special Committee, the ability to veto these transactions (although this veto may be overridden if a majority of the Company directors submit the matter to a vote of the Company’s stockholders and the holders of a majority of the Common Shares, including a majority of the Common Shares held by holders other than United and its affiliates, casting votes with respect to such matter, approve the transactions). The selection of these two Class III directors was endorsed by the unaffiliated creditors (who became the minority public stockholders) of the Company in connection with the emergence of the Company from bankruptcy. In addition, the organizational documents of the Company provide that the term of these Class III directors lasts until 2006 and that these two directors cannot be removed without cause. The Special Committee also took into account the statements in both United’s 2003 annual meeting proxy statement and its audit committee charter that all related-party transactions are to be reviewed and approved by the audit committee of United’s board of directors and the general protections that arise from United’s being subject to principles of Delaware law and

Nasdaq Marketplace Rules governing related-party transactions and to Sarbanes-Oxley Act provisions and Nasdaq Marketplace Rules requiring that the audit committee of United generally consist of independent directors. These general principles and Nasdaq Marketplace Rules, together with the organizational documents of United, do not assure the presence of these two specified unaffiliated directors with the above described veto rights as recently negotiated in connection with the emergence of the Company from bankruptcy. The Special Committee also considered that, under the recent amendments to the Nasdaq Marketplace Rules, United and the Company would be entitled to take advantage of the “Controlled Company” exception to the new requirements that independent directors constitute a majority of the board of directors and that Nasdaq-listed issuers have independent compensation and nominating committees.

Control of United by Liberty. The Special Committee considered the voting power and rights that Liberty would have at United after the completion of the Offer and the Merger. The Special Committee also considered the effects of the possible exercise of Liberty’s preemptive rights upon consummation of the Offer and the Merger and the consummation of the share exchange agreement between Liberty and specified founding stockholders of United, which, according to United’s filings with the Commission, is expected to close in January 2004.

•	Rights of Liberty at United before the share exchange. The Special Committee considered, among other factors, the following factors relevant to the rights of Liberty at United after completion of the Offer and the Merger (assuming Liberty exercises its preemptive right to acquire additional stock of United in connection with the Offer and the Merger as described below) and before the consummation of the share exchange between Liberty and specified founding stockholders of United, the issuance of any United stock in connection with the Plan and the exercise by Liberty of preemptive rights in connection with the Plan:

•	Liberty would beneficially own 54.1% of all classes of United’s outstanding common stock (52.6% on a fully diluted basis) and 89.8% of United’s outstanding voting power (89.3% on a fully diluted basis).

•	Liberty would have the right to elect four out of the 12 directors of United.

•	As the only holder of United’s Class C common stock, Liberty would benefit from a number of rights and protections reserved to United’s Class C stockholders, including the right of the directors elected by the Class C stockholders to veto extraordinary dispositions, acquisitions, issuances and other actions.

•	Effect of the exercise of Liberty’s preemptive rights. Prior to the consummation of the share exchange with the specified founding stockholders, Liberty would be subject to a standstill agreement with United and specified founding stockholders of United, as amended by a letter agreement among Liberty and United and such founding stockholders on November 12, 2003. This agreement, as amended, provides that:

•

Preemptive rights in connection with the Offer and the Merger. Upon the issuance of new United Class A Shares by United in connection with the Offer and the Merger, Liberty has the option to subscribe to additional newly issued United Class A Shares up to an amount equal to the greater of (a) such number of shares sufficient to permit Liberty to hold 55% of the total amount of outstanding common stock of United, assuming for purposes of calculating such percentage that the share exchange is consummated and all securities convertible into or exercisable for United Class A Shares held by Liberty have been converted or exercised and (b) such number of United Class A Shares equal to (i) the principal amount and accrued and unpaid interest of specified inter-company loans between Liberty and United (which United informs the Special Committee equals approximately $102.7 million and accrues interest at approximately 8% per annum) divided by (ii) the per share exercise price for such United Class A Shares; provided that in no event shall Liberty own more than 60% of the total amount of outstanding common stock of United as a result of the exercise of these preemptive rights (similarly assuming for purposes of this calculation that the share exchange has been consummated and the conversion and exercise of all of Liberty’s rights to receive United Class A Shares). The exercise price for these preemptive rights would be based on the average of (x) the volume weighted average prices on The Nasdaq Stock Market for a Common Share for the three full trading days prior to the public announcement of the acceptance of Common Shares tendered in the Offer divided by (y) 10.3. If Liberty exercises these preemptive rights in connection with the issuance by United of United Class A Shares in the Offer and the Merger, then (assuming the consummation of the share exchange with the specified founding stockholders, the issuance of the maximum amount of United stock currently contemplated by the Plan and the exercise by Liberty of preemptive rights in connection with the Plan) the former minority holders of the Company’s common stock would hold 28.2% of all classes of common stock of United (27.4% on a fully-diluted basis) and Liberty would hold 55.0% of all classes of common stock of United (53.4% on a fully diluted basis) and 92.0% of the total voting power of United (91.5% on a fully diluted basis). If Liberty decides not to exercise these preemptive rights in connection with the issuance by United of United Class A Shares in the Offer and the Merger or in connection with the Plan, then (assuming the consummation of the share exchange with the specified founding stockholders and the issuance of the maximum amount of United stock currently contemplated by the Plan) the former minority holders of the Company’s common stock would hold 29.1% of all classes of common stock of United (28.2% on a fully-diluted basis);

•	Preemptive rights in connection with any other issuance, including the Plan. In the event of any other issuance of new United Class A Shares by United, Liberty would have the option to subscribe to additional newly issued United Class A Shares equal to the lesser of (a) such number of shares sufficient to permit Liberty to hold 55% of the total amount of outstanding common stock of United and (b) its ownership percentage of the outstanding common stock of United immediately prior to such issuance. The exercise price for the preemptive rights would be based on either the cash subscription price in the issuance that triggered the exercise of preemptive rights or, if non-cash consideration were used as the subscription payment, the volume weighted average price on The Nasdaq Stock Market for a United Class A Share for the five trading days prior to, and the five trading days beginning on and including, the first public announcement of such issuance. Also, the letter agreement expressly provides that Liberty’s preemptive rights described above will survive the termination of the standstill agreement and the completion of the share exchange;

•	Standstill. Liberty must comply with specified limits on its ability to acquire additional shares of United capital stock; and

•	Voting restriction. Liberty is required to vote its shares as recommended by United’s board or in the same proportion as the other stockholders of United unless the directors elected by the Class C stockholders would have a veto right over the subject matter of the vote.

Liberty and these founding stockholders have the right to terminate this existing standstill agreement by mutual agreement. The consent of the board of directors of United is not required for the termination of this standstill agreement.

•

Effect of the share exchange agreement between Liberty and the founding stockholders of United. On August 18, 2003, Liberty and certain of United’s founding stockholders entered into a share exchange agreement. Upon the consummation of this agreement, Liberty would acquire all of the outstanding shares of Class B common stock of United and all of the provisions of the existing standstill agreement between United and Liberty would terminate (except that the preemptive rights of Liberty as described above shall survive such termination as described above). In its public filings with the Commission, United has indicated that it expects this share exchange transaction to close in January 2004. Liberty and these founding stockholders may walk away from their agreement before the consummation of the share exchange only if they mutually agree to do so or if the closing conditions are neither satisfied nor waived by either December 31, 2003 or, upon the election of either party in the case of closing conditions relating to regulatory and litigation matters, March 31, 2003. In addition, these parties may elect to amend or modify the share exchange agreement by mutual agreement at any time. Upon consummation of this share exchange transaction:

•	Liberty would control sufficient voting power, without the vote of any other stockholder, to determine the outcome of any action presented to a vote of United’s stockholders, including the approval of extraordinary corporate transactions and amendments to United’s restated certificate of incorporation and bylaws.

•	Designees of Liberty would comprise two-thirds of the board of directors of United. In addition, Liberty will be entitled to convert a sufficient number of shares of United’s Class C common stock to Class B common stock to control all matters to be voted upon by United stockholders, including the election of United’s entire 12-member board of directors.

The share exchange agreement also provides for the termination of the existing standstill agreement (except that the preemptive rights of Liberty as described above shall survive such termination) and contemplates the execution of a new standstill agreement upon the completion of the share exchange transaction. The form of standstill agreement included in the share exchange agreement provides that Liberty will not increase its ownership percentage of the outstanding common stock of United beyond 90% without effecting a short-form merger or an alternative transaction to acquire the remaining shares. However, the effectiveness and contents of any new standstill agreement are subject to further agreement among Liberty, these founding stockholders of United and the board of directors of United. There is no assurance that there will be a new standstill agreement. Moreover, these founding stockholders may elect to proceed with the completion of the share exchange transaction with Liberty without the existence of any new standstill agreement.

Fixed exchange ratio. The Special Committee also considered that the exchange ratio in the Offer is fixed and, therefore, contains no price protection mechanism. As a result, fluctuations in the trading price of United Class A Shares prior to the completion of the Offer will directly affect the value of the consideration offered in the Offer.

Communications from Company stockholders. The Special Committee considered communications received by the Special Committee and its financial advisors from Company stockholders or persons purporting to represent Company stockholders.

Other conditions of the Offer. The Special Committee considered that the Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Among the broad conditions, which are described more fully beginning on page II-18 of United’s Prospectus, are:

•	approval by United stockholders of the issuance of United Class A Shares in the Offer and the Merger (This approval is controlled exclusively by Liberty by virtue of its control of a majority of the voting power of United. Liberty has expressed its intention to vote in favor of this issuance, but has refused to sign an undertaking or grant an irrevocable proxy to lock up its vote in a binding manner.);

•	any pending private action seeking material damages (other than the class action litigation described below in “Item 8—Litigation”);

•	any fact that might result in a material diminution of the value of the Common Shares in the reasonable judgment of United;

•	any adverse development in the class action litigation described below in “Item 8—Litigation”;

•	any outbreak or escalation of hostilities involving the United States or any country where the Company or any of its subsidiaries conducts business, including any material worsening of the existing conditions in Liberia, Afghanistan or Iraq as of November 12, 2003; and

•	any limitation on extensions of credit by banks (whether or not mandatory) by any governmental authority in the United States or any country where United, the Company or any of their respective subsidiaries conducts business.

Nonetheless, the Special Committee ultimately decided that, in view of the other factors discussed in this Schedule 14D-9, and in view of other considerations, the conditionality of the Offer did not merit the withholding of the Special Committee’s recommendation of the Offer. These other considerations were that:

•	stockholders could be expected to follow the market’s general practice of refraining from tendering until immediately prior to the expiration of the Offer;

•	the U.S. federal securities laws permit stockholders of the Company to withdraw and retender their shares from time to time prior to the expiration of the Offer;

•	United would likely be reluctant to take advantage of the Offer’s conditionality and withdraw the Offer absent an unexpected material adverse effect upon the Company, because the market would likely view any withdrawal in the absence of this type of material adverse change as an act of bad faith on the part of United and Liberty and there would likely be adverse market consequences for United, Liberty and their affiliates; and

•	United had agreed to eliminate some of the most unfavorable conditions, including those relating to actions or events relating to Liberty, those relating to actions of the Company that were under the control of United and those that permitted United to withdraw the Offer in its sole discretion without even adhering to a reasonableness standard.

Appraisal rights. The Special Committee considered that, if the Offer is consummated and the Merger occurs, stockholders who do not tender their stock will have the right to dissent from the Merger and to demand appraisal of the fair value of their shares under the Delaware General Corporation Law.

Likely effect on market prices of the Company’s common stock if the Offer is withdrawn or the 90% condition is not satisfied. The Special Committee considered the possible trading prices of the Company’s common stock if United were to withdraw its Offer or if the 90% condition is not satisfied. The Special Committee concluded that the trading value of the Company’s common stock may decline from current levels as a result of the withdrawal of the Offer or failure of the 90% condition. The Special Committee understood that, if United decided to discontinue its Offer, the Company would continue to be a publicly held corporation, and United may seek to engage in open-market or privately negotiated share purchases to increase its ownership to at least 90% of the outstanding shares of the Company’s common stock, which would enable United to effect a merger without the vote of any other Company stockholder. The Special Committee further noted that any such purchases by United or the consideration to be received by the Company’s non-United stockholders in any such merger may reflect an implied equity value of the Company less than the implied equity value of the Company reflected by the 10.3 exchange ratio.

Possible negative tax consequences. The Special Committee considered that the Offer and the Merger could have negative tax consequences for the Company and its stockholders.

•	United intends to treat the Offer and the Merger as taxable transactions, and there could be other negative tax consequences for certain holders of Common Shares, including those who received Common Shares in the restructuring of UPC. The potential effect of this tax treatment on certain stockholders of the Company is discussed commencing on page II-29 of United’s Prospectus.

•	In addition, the Special Committee considered that, upon completion of the Offer and the Merger, the Company would file with United as part of a consolidated group for U.S. federal income tax purposes and, in view of United’s prior overall foreign loss history, the Company’s ability to qualify for foreign tax credits could be adversely effected. This consideration is described on page I-12 of United’s Prospectus.

Potential overhang. The Special Committee considered that United has disclosed in its filings with the Commission that there may be a potential adverse impact on the market price of United Class A Shares as a result of future public sales under the resale registration statement that United has recently filed with the Commission to permit the sale to the public of over 10.7 million United Class A Shares held by executive officers, founding stockholders and other selling stockholders. If the share exchange agreement with Liberty is not consummated, then the Class B stockholders that are parties to that agreement may elect to convert their shares of Class B common stock into United Class A Shares and sell large amounts of United Class A Shares to the public under the resale registration statement. United has disclosed in the preliminary prospectus contained in the resale registration statement that these conversions and dispositions may adversely impact the market price of United Class A Shares.

Related-party transactions committee. The Special Committee considered the possible relevance to the Offer and any subsequent back-end merger of the requirement in the Company’s Bylaws that four of the five members of a “related-party transactions committee” approve the entrance by the Company into certain related-party transactions unless the transaction has a value of under $10 million or is approved by the holders of a majority of the outstanding Common Shares, including a majority of the Common Shares held by unaffiliated holders, casting votes with respect to such transaction. In addition, as described above under “Governance”, two of the members of the related-party transaction committee are the two members of the Special Committee. In particular, the Special Committee considered the following:

•	Approval by the related-party transactions committee would not be required with respect to the Offer because the Offer had been made by United directly to the Company’s stockholders and therefore would not constitute a transaction into which the Company could enter or be a party. Similarly, the taking of a position by the Special Committee with respect to the Offer should not constitute a transaction entered into by the Company.

•	Approval of the related-party transactions committee would probably be required in the event the Offer is not consummated and United subsequently elected to use a back-end “long-form” merger to acquire the Common Shares that it does not already own. However, the Special Committee concluded that it would make little practical difference if such approval were required, because Delaware law is generally understood to require that a controlling stockholder’s acquisition of its subsidiary by a long-form merger include, among other protections for the benefit of the minority stockholders, a special committee process and/or a stockholder vote in which the requisite majority must include a majority of the votes cast by the unaffiliated stockholders.

•	It would be questionable whether approval of the related-party transactions committee would be required in the event United held at least 90% of the Common Shares following acceptance of the Offer and subsequently effected a back-end “short-form” merger under Section 253 of the Delaware General Corporation Law (which requires the approval of neither the board of directors nor the stockholders of the Company). Delaware law emphasizes the unilateral nature of a controlling stockholder’s implementation of a short-form merger and suggests that there would be no transaction into which the Company could enter or be a party. Moreover, even if it were assumed that approval of the related-party transactions committee would be required with respect to a back-end short-form merger, this would likely make little practical difference given that (i) United has stated in its public filings that it would effect such a short-form merger on the same terms as the Offer and (ii) the independent directors on the related-party transactions committee would likely approve the back-end short-form merger because the failure to do so would leave any remaining holders of Common Shares with a highly illiquid security that United, as the Company’s controlling stockholder, may otherwise cause to be de-listed and deregistered.

Non-GAAP nature of financial projections. The Special Committee also took into account that the EBITDA projections for the Company and for VTR that were provided to it and that are referred to in this Schedule 14D-9 were intended to represent the non-GAAP financial measure referred to as “Adjusted EBITDA” as described in the quarterly reports on Form 10-Q for the quarter ended September 30, 2003 for both the

Company and United. In particular, the Special Committee took into account the definition of “Adjusted EBITDA” in these quarterly reports and the reconciliations to the most directly comparable GAAP measure, net income, of historical Adjusted EBITDA figures for the Company and VTR in these reports. The Special Committee also took into account that the Company and United are unable to provide a reconciliation of forecasted Adjusted EBITDA to the most directly comparable GAAP measure, net income, because of factors listed on Slide 32 of the third quarter earnings presentation, dated November 13, 2003, available on United’s website (www.unitedglobal.com) and filed on November 14, 2003 by United with the Commission on a filing pursuant to Rule 425 of the Securities Act.

Recent developments. The Special Committee considered the likely impact on United and the Company of both the pending restructuring of UPC Polska and the Plan for the restructuring of the indebtedness of Old UGC. The primary impact of the UPC Polska restructuring as currently contemplated would be to reduce consolidated debt and cash at the Company by approximately $358.7 million and $80 million, respectively. The primary impact of the Plan as discussed would be to simplify the ownership of Old UGC by restructuring its 10¾% Notes and to decrease consolidated debt and minority interests of United through the payment of cash and the issuance of United Class A Shares. A maximum of approximately six million United Class A Shares would be issued (assuming the issuance of $45 million in value of United Class A Shares at recent market prices for all direct and indirect third party interests in the 10¾% Notes but excluding any exercise of preemptive rights by Liberty). The Special Committee also considered the possibilities that these Restructurings would not occur at all or would occur on terms and conditions different from those currently contemplated by United and the Company and described to the Special Committee. The Special Committee also considered the complaint recently filed by the trustee of the bankruptcy estate of At Home Corporation against United, the inability of United and its legal counsel to assess the potential liabilities and the outcome of this litigation due to its early stage of development and the statement by United that it believed that any adverse impact arising from this litigation would not occur for a period of at least a year.

In light of these considerations, and after consulting with its legal and financial advisors, the Special Committee determined that the Offer is in the best interests of the holders of Common Shares, other than United and its affiliates. The Special Committee reached this conclusion after considering both the fairness of the Offer from a financial point of view and evaluating the non-financial aspects of the Offer. Accordingly, the Special Committee recommends that holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

The foregoing discussion of the information and factors that the Special Committee considered is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information presented to and considered by the Special Committee. In addition, one member of the Special Committee may have given different weights to different factors than the other member.

(c) Intent to Tender.

To the best knowledge of the Company after reasonable inquiry, Gene Schneider, Michael Fries and John P. Cole, Jr. of the Company’s executive officers, directors, affiliates or subsidiaries presently intend to tender all of their Common Shares owned of record or beneficially in connection with the Offer, and Mark Schneider has indicated that he may tender his Common Shares owned of record or beneficially in connection with the Offer. John Risner has indicated that, as a result of personal legal considerations unrelated to the fairness of the Offer, he does not presently intend to tender his Common Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Special Committee. Messrs. Manardo and Risner, directors of the Company, are each being paid a fee for serving as members of the Special Committee consisting of $50,000 for the first month of service and $10,000 for each subsequent month of service.

Goldman Sachs. The Special Committee has retained Goldman Sachs as its financial advisor in connection with the Offer. Pursuant to the terms of Goldman Sachs’ engagement, the Company has agreed to pay Goldman Sachs a fee for its services of up to $5 million, (a) $1 million of which was payable upon execution of the engagement letter with Goldman Sachs, (b) $2 million of which will be payable in two equal installments on November 15, 2003 and December 31, 2003, unless on or prior to November 15, 2003, (i) United’s proposal is withdrawn and not promptly replaced or otherwise abandoned, (ii) a tender offer or exchange offer for Common Shares is completed or (iii) a definitive agreement regarding the acquisition of the Common Shares is executed by the Company with United or another third party (each, a “Triggering Event”), in which case such $2 million in fees will be paid upon the first occurrence of a Triggering Event, and (c) $2 million of which is payable, if a Triggering Event has not occurred on or prior to November 15, 2003, upon the first occurrence of a Triggering Event after November 15, 2003. In addition, the Company will pay $500,000 upon delivery of any opinion by Goldman Sachs, which fees are to be offset against any fees payable under clause (c) above. Under no circumstances will the aggregate fees paid to Goldman Sachs for periods, opinions or Triggering Events prior to February 15, 2004 exceed $5 million. If no Triggering Event has occurred prior to February 15, 2004, the Special Committee and Goldman Sachs will determine a mutually agreeable monthly fee and opinion fee. The Company also has agreed to reimburse Goldman Sachs for reasonable expenses upon request and upon consummation of a contemplated transaction or the termination of Goldman Sachs engagement, including the reasonable fees of legal counsel retained by Goldman Sachs, and to indemnify Goldman Sachs and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Goldman Sachs engagement. Goldman Sachs and its affiliates have in the past provided, and in the future may provide, investment banking and financial services to Liberty, United and the Company unrelated to the Offer, and Goldman Sachs has received, and would expect to receive, compensation for such services. Goldman Sachs and its affiliates, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of Liberty, United and the Company for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

At this time, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as set forth in the table below, neither the Company, nor to the best of its knowledge, any of its executive officers, directors, affiliates or subsidiaries have purchased or sold any Common Shares during the past 60 days. All such Common Shares beneficially owned and purchased during the past 60 days by any of the persons described in the table below were acquired in connection with the UPC reorganization.

The following table sets forth (i) the Common Shares acquired in connection with the UPC reorganization as of September 3, 2003 and (ii) any purchases or sales of Common Shares during the past 60 days other than in connection with the UPC reorganization.

Filing Person(s)	Common Shares acquired in UPC Restructuring(1)		Other Securities Transactions For Past 60 Days		Percent of Total Shares (%)
UnitedGlobalCom, Inc.	33,374,089	(2)	—	(3)	66.75%
UGC/SPCo.	56,452	(4)	—	(3)	*
Gene W. Schneider	167	(5)	—	(3)	*
Mark L. Schneider	162	(6)	—	(3)	*
John P. Cole, Jr.	26		—	(3)	*
Michael T. Fries	16	(7)	—	(3)	*
John Risner			800	(8)	*

*	Less than 1%

(1)	Information with respect to beneficial ownership is based upon information furnished by each director and officer or contained in filings made with the Commission.

(2)	Includes 23,956,679 shares held by United directly and 9,417,410 shares held by wholly-owned subsidiaries of United, including 56,452 shares held by UGC/SPCo.

(3)	All of the Common Shares are deemed received on September 3, 2003, pursuant to the UPC reorganization.

(4)	Shares held by UGC/SPCo. are beneficially owned by United.

(5)	Includes 108 shares owned by Gene Schneider, 5 shares owned by Gene Schneider’s spouse, and 54 shares owned by the Gene W. Schneider Family Trust, for which Gene Schneider serves as a trustee and in which he has a beneficial interest.

(6)	Includes 108 shares owned by Mark Schneider and, 54 shares owned by the Gene W. Schneider Family Trust, for which Mark Schneider serves as a trustee and in which he has a beneficial interest.

(7)	These 16 shares are beneficially owned by Mr. Fries’s spouse.

(8)	Mr. Risner acquired these shares in four open-market purchases on September 3, 2003 in the amounts and for prices as follows: 300 shares at $61.40, 100 shares at $61.25, 200 shares at $61.68 and 200 shares at $61.24.

Item 7. Purposes of the Transaction and Plans or Proposals.

1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (1) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in the occurrence of one or more of the events referred to in Item 7(1) above.

Item 8. Additional Information.

1. Certain Legal Matters and Regulatory Approvals.

Except for the Commission’s declaring the Registration Statement effective and except for the announcement by United that it will not complete the Offer prior to the approval by a special meeting of its stockholders of the issuance of United Class A Shares in the Offer and the Merger after the distribution of a definitive proxy statement in accordance with the proxy rules under the federal securities laws and the NASDAQ

Marketplace Rules (as more fully described on page II-18 of United’s Prospectus and in the proxy statement on Schedule 14A filed by United on November 17, 2003 relating to this special meeting), the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for consummation of the Offer or United’s ownership of the Common Shares acquired pursuant to the Offer.

2. Section 203.

As permitted under the Delaware General Corporation Law, the Company has in its certificate of incorporation exempted itself from the applicability of Section 203 of the Delaware General Corporation Law, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

3. Merger.

Under Section 253 of the Delaware General Corporation Law, if the Acquiror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares, the Acquiror will be able to effect a short-form merger of the Company with and into a subsidiary of the Acquiror without a vote of the Company’s stockholders. According to the Prospectus, the minimum tender condition of at least 90% of the outstanding Common Shares is an unwaivable condition.

4. Appraisal Rights.

Under the Delaware General Corporation Law, the Company’s stockholders do not have appraisal rights in connection with the Offer. If the Offer is successfully completed and the Acquiror meets the 90% condition and subsequently effects a short-form merger of the Company with and into a subsidiary of the Acquiror, stockholders who (a) do not tender their Common Shares in the Offer and hold Common Shares at the effective date of the merger, (b) do not wish to accept the consideration provided for in the merger, and (c) comply with the procedures provided for in Section 262 of the Delaware General Corporation Law will be entitled to have their Common Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Common Shares as determined by the court. The following summarizes the relevant provisions of Section 262 regarding appraisal rights that will be applicable if the merger is consummated. This discussion is qualified in its entirety by reference to Section 262, a copy of which is attached as Annex B hereto and incorporated herein by reference. IF YOU FAIL TO TAKE ANY ACTION REQUIRED BY SECTION 262, YOUR RIGHTS TO AN APPRAISAL IN CONNECTION WITH THE MERGER WILL BE WAIVED OR TERMINATED.

Within 10 days after the effective date of the merger, the Company will send to each holder of common stock notice of the effective date and the availability of appraisal rights. To exercise appraisal rights, the record holder of the shares of common stock must, within 20 days after the date the Company mails the notice of the merger, deliver a written demand for appraisal to the Company. This demand must reasonably inform the Company of the identity of the holder of record and that the stockholder demands appraisal of his Common Shares. Such a demand may be delivered to the Company’s Corporate Secretary, 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.

Only a record holder of Common Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Common Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Common Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Common Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to the Common Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Common Shares covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of the Common Shares standing in the name of the record holder. The Company stockholders who hold their shares in brokerage accounts or through any nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights with respect to their Common Shares.

Within 120 days after the effective date of the merger, the Company or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Shares. The Company will have no obligation to file such a petition. Stockholders seeking appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Section 262.

Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from the Company a statement of the total number of Common Shares with respect to which demands for appraisal have been received and the total number of holders of such Common Shares. The Company will be required to mail these statements within 10 days after it receives a written request.

If a petition for appraisal is timely filed, at the hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the Common Shares owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of the Common Shares to the stockholders entitled to appraisal.

The value determined by the court for the Common Shares could be more than, less than or the same as the consideration paid in the merger, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expense incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Common Shares entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the Common Shares subject to the demand for any purpose. The Common Shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective date. The tax consequences to a Company stockholder who receives cash for his Common Shares pursuant to the exercise of appraisal rights is described in “Certain Material U.S. Federal Income Tax Consequences,” beginning on page  II-29 of the Prospectus.

Holders of Common Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. A stockholder will also lose the right to an appraisal by delivering to the Company a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective date of the merger requires the Company’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of United Class A Shares and cash in lieu of a fraction of a share, delivered to such stockholder will be based on the same exchange ratio utilized in the Offer and the merger, regardless of the market price of United Class A Shares at the time of delivery.

If an appraisal proceeding is timely perfected, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

5. Litigation.

On October 8, 2003, an action entitled Prince v. Fries (C.A. No. 20598) was filed in the Court of Chancery of the State of Delaware in New Castle County, in which the plaintiff named as defendants the Company, United and certain directors of the Company and United. The complaint purports to assert claims on behalf of all public shareholders of the Company. The complaint alleges that the Company, United and the defendant directors have breached their fiduciary duties to the public shareholders of the Company. The complaint seeks class certification and other equitable relief, including the enjoining of the Offer, as well as costs and expenses in connection with the action.

On October 21, 2003, an amended complaint was filed by the plaintiff to add Mark Schneider, a director of the Company and United, as an additional defendant in the action and to cease to name Richard de Lange, a director of the Company, as a defendant. As amended, the complaint further alleges that the documents distributed by United to the Company’s public shareholders in connection with the Offer are materially false and misleading and fail to provide such shareholders with essential and meaningful information necessary to evaluate the fairness and reasonableness of the Offer.

On November 12, 2003, United reached an agreement in principle with plaintiff’s attorneys pursuant to which the defendants, as well as the Special Committee and its advisors, would be released by the purported plaintiff class from all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and any subsequent merger. The settlement agreement remains subject to approval by the Court of Chancery of the State of Delaware in New Castle County. Under the agreement in principle, the parties agreed to the increased 10.3 exchange ratio for the Offer, the nonwaivability of the 90% condition and the disclosure in the Prospectus being complete and accurate based on plaintiff’s counsel’s review, and United has agreed that it will not oppose a fee application by plaintiff’s attorneys of up to $975,000.

Item 9. Exhibits

Exhibit (a)(1)(i)	Letter of Transmittal.(1)

Exhibit (a)(1)(ii)	Notice of Guaranteed Delivery.(1)

Exhibit (a)(1)(iii)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.(1)

Exhibit (a)(1)(iv)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.(1)

Exhibit (a)(2)(i)	Press Release, dated October 20, 2003.(2)

Exhibit (a)(2)(ii)	Press Release, dated November 12, 2003.(3)

Exhibit (a)(2)(iii)	Press Release, dated December 8, 2003.

Exhibit (a)(4)(i)	Prospectus, dated November 26, 2003.(4)

Exhibit (a)(5)(i)	Press Release, dated October 13, 2003.(5)

Exhibit (e)(1)	UGC Europe, Inc. Equity Incentive Plan.(2)

Exhibit (e)(2)	Selected portions of second amended disclosure statement dated January 7, 2003, filed by UPC and New UPC, Inc.(2)

Exhibit (e)(3)	Second Amended and Restated Certificate of Incorporation of the Company, as currently in effect.(6)

Exhibit (e)(4)	Second Amended and Restated Bylaws of the Company, as currently in effect.(6)

Exhibit (e)(5)	Amended and Restated Agreement and Plan of Restructuring and Merger, dated December 31, 2001, by and among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.), United/New United Merger Sub, Inc., Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc. and each Person indicated as a “Founder” on the signature pages thereto.(7)

Exhibit (e)(6)	Amended and Restated United/New United Merger Agreement, dated December 31, 2001, by and among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.) and United/New United Merger Sub, Inc.(7)

Exhibit (e)(7)	Share Exchange Agreement, dated August 18, 2003, including form of New Standstill Agreement attached thereto.(7)

Exhibit (e)(8)	Securities Purchase Agreement dated April 8, 2003, by and among United and Liberty International B-L LLC.(16)

Exhibit (e)(9)	Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and UPC, dated as of March 5, 2003.(8)

Exhibit (e)(10)	Stockholders Agreement among UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), Liberty, Liberty Global, Inc., Liberty UCOMA, LLC and each of the Persons identified on the signature pages thereto as a “Founder,” dated January 30, 2002.(9)

Exhibit (e)(11)	Founders Agreement with respect to UnitedGlobalCom, Inc. (formerly known as New UnitedGlobalCom, Inc.), dated January 30, 2002.(9)

Exhibit (e)(13)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of Mark L. Schneider in favor of United International Properties, Inc. (“UIPI”).(10)

Exhibit (e)(14)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of Mark L. Schneider in favor of UIPI.(10)

Exhibit (e)(15)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of The MLS Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(16)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of The MLS Family Partnership LLLP in favor of UIPI.(10)

Exhibit(e)(17)	Replacement Guaranty for Purpose Credit dated November 22, 2000 of Mark L. Schneider in favor of UIPI with respect to the MLS Family Partnership LLLP November 22, 2000 Promissory Note (Purpose Credit).(10)

Exhibit (e)(18)	Replacement Guaranty for Purpose Credit dated December 21, 2000 of Mark L. Schneider in favor of UIPI with respect to The MLS Family Partnership LLLP December 21, 2000 Promissory Note (Purpose Credit).(10)

Exhibit (e)(19)	Letter Agreement dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), UIPI and Mark L. Schneider.(10)

Exhibit (e)(20)	Letter Agreement dated May 16, 2001 among UIPI, UPC and Mark L. Schneider.(10)

Exhibit (e)(21)	Letter Agreement dated May 16, 2001 among UIPI, chello broadband and Mark L. Schneider.(10)

Exhibit (e)(22)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of Michael T. Fries in favor of UIPI.(10)

Exhibit (e)(23)	Replacement Promissory Note (Purpose Credit) dated November 22, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(24)	Replacement Promissory Note (Non-Purpose Credit) dated November 22, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(25)	Replacement Guaranty for Purpose Credit dated November 22, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP November 22, 2000 Promissory Note (Purpose Credit).(10)

Exhibit (e)(26)	Replacement Guaranty for Non-Purpose Credit dated November 22, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP November 22, 2000 Promissory Note (Non-Purpose Credit).(10)

Exhibit (e)(27)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of Michael T. Fries in favor of UIPI.(10)

Exhibit (e)(28)	Replacement Promissory Note (Purpose Credit) dated December 21, 2000 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(29)	Replacement Promissory Note (Non-Purpose Credit) dated December 21, 2000 of the Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(30)	Replacement Guaranty for Purpose Credit dated December 21, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP December 21, 2000 Promissory Note (Purpose Credit).(10)

Exhibit (e)(31)	Replacement Guaranty for Non-Purpose Credit dated December 21, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP December 21, 2000 Promissory Note (Non-Purpose Credit).(10)

Exhibit (e)(32)	Promissory Note (Purpose Credit) dated April 4, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(33)	Promissory Note (Non-Purpose Credit) dated April 4, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(34)	Guaranty for Purpose Credit dated April 4, 2001 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP April 4, 2001 Promissory Note (Purpose Credit).(10)

Exhibit (e)(35)	Guaranty for Non-Purpose Credit dated April 4, 2001 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP April 4, 2001 Promissory Note (Non-Purpose Credit).(10)

Exhibit (e)(36)	Promissory Note (Purpose Credit) dated June 25, 2001 of Michael T. Fries in favor of UIPI.(10)

Exhibit (e)(37)	Promissory Note (Purpose Credit) dated June 25, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(38)	Promissory Note (Non-Purpose Credit) dated June 25, 2001 of The Fries Family Partnership LLLP in favor of UIPI.(10)

Exhibit (e)(39)	Letter Agreement (Purpose Credit) dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), UIPI and Michael T. Fries.(10)

Exhibit (e)(40)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), UIPI and Michael T. Fries.(10)

Exhibit (e)(41)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, UPC and Michael T. Fries.(10)

Exhibit (e)(42)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, chello broadband and Michael T. Fries.(10)

Exhibit (e)(43)	Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, Austar United and Michael T. Fries.(10)

Exhibit (e)(44)	Letter Agreement (Purpose Credit) dated June 25, 2001 among UnitedGlobalCom, Inc. (now known as Old UGC, Inc.), UIPI, New UnitedGlobalCom, Inc. (now known as UnitedGlobalCom, Inc.), Michael T. Fries and The Fries Family Partnership LLLP.(10)

Exhibit (e)(45)	Mutual Release Agreement, dated January 27, 2003, by and among Michael T. Fries, Fries Family Partnership LLLP, United and UGC Properties, Inc.(11)

Exhibit (e)(46)	Mutual Release Agreement, dated January 28, 2003, by and among Mark L. Schneider, MLS Family Partnership LLLP, United and UGC Properties, Inc.(11)

Exhibit (e)(47)	Consulting Agreement dated as of October 1, 2000 between Old UGC and Tina M. Wildes.(12)

Exhibit (e)(48)	Loan Agreement between chello broadband and M. L. Schneider dated August 1999.(13)

Exhibit (e)(49)	Letter, dated August 18, 2003 from Liberty to Gene W. Schneider attaching form of employment agreement for execution by Gene W. Schneider and United.(2)

Exhibit (e)(50)	Letter, dated August 18, 2003 from United to Liberty attaching form of Noncompetition and Nonsolicitation Agreement to be executed by Michael T. Fries, Mark L. Schneider, Ellen P. Spangler and Tina M. Wildes.(2)

Exhibit (e)(51)	Promissory Note dated January 30, 2002 of Gene W. Schneider in favor of Old UGC.(2)

Exhibit (e)(52)	Promissory Note dated January 30, 2002 of Mark L. Schneider in favor of Old UGC.(2)

Exhibit (e)(53)	Promissory Note dated January 30, 2002 of Albert M. Carollo in favor of Old UGC.(2)

Exhibit (e)(54)	Promissory Note dated January 30, 2002 of Curtis Rochelle in favor of Old UGC.(2)

Exhibit (e)(55)	Securities Purchase and Conversion Agreement, dated October 7, 1997, by and among Philips Media B.V., Philips Media Networks B.V., United International Holdings, Inc., Joint Venture, Inc., United and Philips Communications B.V.(14)

Exhibit (e)(56)	Second amended disclosure statement dated January 7, 2003, filed by UPC and New UPC, Inc., together with Annex A (second amended plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code) and Annex B (Akkoord (as revised)).(15)

Exhibit (e)(57)	Memorandum of Understanding, dated as of February 1, 2002, by and among UPC, United and Old UGC.(17)

Exhibit (e)(58)	Waiver to UPC Exchangeable Loan dated as of March 1, 2002, by United to UPC temporarily waiving certain cross-defaults.(18)

Exhibit (e)(59)	Restructuring Agreement, dated September 30, 2002, among UPC, New UPC, Inc., United, Old UGC, United Europe, Inc., United UPC Bonds, LLC, and certain holders of notes of UPC.(19)

Exhibit (e)(60)	Waiver and Amendment Letter, dated September 30, 2002, between TD Bank Europe Limited (acting with the approval of the Majority Lenders referenced therein) and UPC Distribution Holding B.V.(19)

Exhibit (e)(61)	Excerpt from Resolutions adopted by the Board of Management of UPC setting forth the terms of Series 1 Convertible Class A Preference Shares of UPC, and related Form of Warrant Agreement.(20)

Exhibit (e)(62)	Letter Agreement, dated November 12, 2003, by and between United and Liberty.(21)

Exhibit (g)	None.

1	Incorporated by reference from United’s Schedule TO/A dated November 26, 2003 (File No. 005-55939).
2	Incorporated by reference from the Company’s Schedule 14D-9 dated October 20, 2003 (File No. 005-55939).
3	Incorporated by reference from the Company’s filing pursuant to Rule 425 of the Securities Act dated November 13, 2003 (File No. 333-109496).
4	Incorporated by reference to United’s Amended and Restated Registration Statement dated November 26, 2003 (File No. 333-109496).
5	Incorporated by reference from the Company’s filing pursuant to Rule 425 of the Securities Act dated October 14, 2003 (File No. 000-25365).
6	Incorporated by reference from the Company’s Form 8-K12G3 dated September 3, 2003 (File No. 000-25365).
7	Incorporated by reference from the Schedule 13 D/A filed with respect to United on August 18, 2003 by Albert & Carolyn Company, April Brimmer Kunz, Carrollo Company, Curtis Rochelle, G. Schneider Holdings LLLP, Gene W. Schneider, James R. Carollo Living Trust, Jim Rochelle, John B. Carollo Living Trust, Kathleen Jaure, Marian Rochelle, Mark L. Schneider, Michael T. Fries, Rochelle Investment Limited Partnership, Rochelle Limited Partnership, The Fries Family Partnership LLLP, The Gene W. Schneider Family Trust, The MLS Family Partnership LLLP and Tina M. Wildes.
8	Incorporated by reference from the Schedule 13 D/A filed with respect to SBS Broadcasting S.A. by UPC on April 9, 2003.
9	Incorporated by reference from United’s Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).
10	Incorporated by reference from Old UGC’s Form 10-Q for the quarter ended June 30, 2001 (File No. 000-21974).
11	Incorporated by reference from United’s Amendment No. 3 to its Registration Statement on Form S-1 dated February 7, 2003 (File No. 333-82776).
12	Incorporated by reference from Old UGC’s Form 10-K for the year ended December 31, 2000 (File No. 000-25365).
13	Incorporated by reference from UPC’s Form 10-K for the year ended December 31, 2000 (File No.000-25365).
14	Incorporated by reference from Form 8-K filed by United International Holdings, Inc. dated December 11, 1997 (File No. 0-21974).
15	Incorporated by reference from UPC’s Form 8-K dated January 9, 2003 (File No. 000-25365)

16	Incorporated by reference from Amendment No. 5 to United’s Registration Statement on Form S-1 dated May 2, 2003 (File No. 333-82776).
17	Incorporated by reference from UPC’s Form 8-K dated February 1, 2002 (File No. 000-25365).
18	Incorporated by reference from UPC’s Form 8-K dated March 4, 2002 (File No. 000-25365).
19	Incorporated by reference from UPC’s Form 8-K dated September 30, 2002 (File No. 000-25365).
20	Incorporated by reference from UPC’s Form 8-K dated December 7, 2000 (File No. 000-25365).
21	Incorporated by reference from United’s Form 8-K dated November 13, 2003 (File No. 000-49658).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UGC EUROPE, INC.

By:	/S/ JACQUES MANARDO

	Name:	Jacques Manardo
	Title:	Member of the Special Committee of the Board of Directors*

By:	/S/ JOHN RISNER

	Name:	John Risner
	Title:	Member of the Special Committee of the Board of Directors*

Dated: December 8, 2003

*	Pursuant to authority granted by the Company’s Board of Directors, as evidenced in Annex C hereto.

Annex A

PERSONAL AND CONFIDENTIAL

December 8, 2003

Special Committee of the Board of Directors

UGC Europe, Inc.

4643 South Ulster Street

Suite 1300

Denver, CO 80237

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than UnitedGlobalCom, Inc. (“United”) or its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of UGC Europe, Inc. (the “Company”) of the 10.3 shares (the “Exchange Ratio”) of Class A common stock, par value $0.01 per share (“United Class A Shares”), of United to be received for each Common Share not owned by United or its subsidiaries in the Offer and the Merger (as defined below). The terms of the prospectus contained in the Registration Statement on Form S-4 (registration number  333-109496) (the “Registration Statement”) of United filed with the Securities and Exchange Commission (“SEC”) on October 6, 2003, as amended on November 26, 2003 (the “Prospectus”), and incorporated by reference in the Tender Offer Statement on Schedule TO (the “Schedule TO”) of Europe Acquisition, Inc., a wholly owned subsidiary of United (“Sub”), filed with the SEC on October 6, 2003, as amended on November 5, 2003, November 10, 2003, November 13, 2003, and November 26, 2003, and in the related letter of transmittal filed therewith (which, together with the Prospectus, constitute the “Offer”), provide (i) for an exchange offer for all of the Common Shares not owned by United or its subsidiaries pursuant to which Sub will exchange 10.3 United Class A Shares for each Common Share accepted and (ii) that, as soon as practicable following completion of the Offer, United will effect a short-form merger of the Company with a wholly owned subsidiary of United (the “Merger” and, together with the Offer, the “Transactions”) and each outstanding Common Share (other than Common Shares owned by United or any of its affiliates) will be converted into the right to receive 10.3 United Class A Shares.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee in connection with, and have participated in certain of the negotiations leading to, the Transactions. We will receive fees for our services in connection with the Offer of up to $5 million (depending upon the duration of our services and the occurrence of events specified in our engagement letter with you) and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking and financial services to the Company’s wholly owned subsidiary, United Pan-Europe Communications N.V. (“UPC”), from time to time, including having acted (i) as financial advisor to UPC in connection with the acquisition by UPC’s subsidiary, Priority Telecom, N.V., of Cignal Global Communications, Inc. in November 2000; (ii) as initial lender and initial administrative agent in connection with a bridge loan to UPC of approximately $1,914,000,000 in aggregate principal amount in November 2000; (iii) as financial advisor with respect to a private placement of rights of UPC in May 2001; and (iv) as financial advisor to UPC in connection with the merger of the Polish television satellite platforms of UPC Polska, Inc. (“UPC Polska”), a wholly owned subsidiary of UPC, with Vivendi Universal S.A. in December 2001. As of the date hereof, Goldman, Sachs & Co. and its affiliates hold approximately $86,000,000 of various tranches of the UPC Distribution Bank Facility. We and our affiliates also hold approximately $10,235,000 aggregate principal amount of 14½% senior discount notes of UPC Polska, which notes we agreed (together with certain other noteholders) with UPC Polska in June 2003 to exchange for new unsecured notes of UPC Polska co-issued by a separate wholly owned subsidiary of UPC and cash upon consummation of the restructuring contemplated by UPC Polska’s Chapter 11 bankruptcy filing in July 2003. We and our affiliates also have provided certain investment banking and financial services to United, Liberty Media Corporation (“Liberty”) (the beneficial owner of 73.8% of the outstanding United common stock) and certain of their respective affiliates from time to time, including (i) having acted as co-manager with respect to a public offering of 3,000,000 shares of common stock of United (under its previous name, United International Holdings, Inc.) in July 1998; (ii) having acted as joint lead manager with respect to a private placement of $350,000,000 of United’s 7% Series C Senior Cumulative Convertible Preferred Stock in July 1999 and co-manager with respect to a public offering of $250,000,000 of United’s 7% Series D Senior Cumulative Convertible Preferred Stock in December 1999; (iii) having acted as co-manager with respect to a public offering of 10,000,000 shares of common stock of United in December 1999; and (iv) having provided certain financial services to Liberty in connection with the valuation of Liberty’s 43% ownership interest in QVC, Inc. in July 2003. We also acted as sole book-running manager with respect to the sale by Comcast Corporation of approximately 85,000,000 shares of Liberty’s Series A Common Stock (of which 25,000,000 shares were sold to Liberty in the public offering of such shares) in December 2003. We also may provide investment banking and other services to the Company, United, Liberty and their respective affiliates in the future. In connection with the above-described investment banking and other services we have received, and may receive, compensation. In addition, Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of their trading, investment management, financing and brokerage activities, Goldman, Sachs & Co. and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company, United, Liberty and their respective affiliates or minority interests (including Austar and SBS, as defined below) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, (i) the Registration Statement, including the Prospectus contained therein, the Schedule TO, the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC on October 20, 2003, as amended on November 13, 2003, and Amendment No. 2 to Schedule 14D-9 of the Company (the “Amended and Restated Schedule 14D-9”), in the form approved by you on the date of this opinion; (ii) annual reports to stockholders of United for the three fiscal years ended December 31, 2000, and for the fiscal year ended December 31, 2002, Annual Reports on Form 10-K of United for the five fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of United and certain other communications from United to its stockholders; (iii) Annual Reports on Form 20-F of SBS Broadcasting S.A., a public company in which United currently beneficially owns approximately 21% of the outstanding equity interest (“SBS”), for the three fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 6-K of SBS and certain other communications from SBS to its stockholders; (iv) annual reports to shareholders of Austar United Communications Ltd., a public company in which United currently beneficially owns approximately 38% of the outstanding equity interest (“Austar”), for the three fiscal years ended December 31,

2002, certain interim reports to shareholders of Austar, unaudited financial statements of Austar for the nine months ended September 30, 2003 and certain other communications from Austar to its shareholders; (v) audited financial statements of VTR GlobalCom, S.A., a wholly owned subsidiary of United (“VTR”), for the three fiscal years ended December 31, 2002, unaudited financial reports of VTR for the nine months ended September 30, 2003 and certain internal financial analyses and forecasts for VTR (including certain exchange rate sensitivity analyses with respect thereto) prepared by its management and provided by United management (“VTR Projections”); and (vi) annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2002, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, certain other communications from the Company to its stockholders, certain internal financial analyses and forecasts for the Company prepared by its management and provided on October 11, 2003, revisions thereto provided on October 16, 2003 (“Revised Projections”) and the Company management’s revised low-end 2004 EBITDA forecast provided to Goldman Sachs on November 3, 2003. We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Offer and the Merger, with members of the senior management of the Company and United regarding the Restructurings (as defined in the Amended and Restated Schedule 14D-9) and Liberty’s pre-emptive rights, and with members of the senior management of the Company, United, Austar and VTR regarding the past and current business operations, financial condition and future prospects of their respective companies. With your consent, our review of Austar’s future prospects was limited to our discussion with Austar senior management and our review of certain research analysts’ estimates for Austar. With your consent, our review of SBS’ business operations, financial condition and future prospects was limited to our discussion with a member of United senior management and a member of Company senior management, both of whom currently serve on SBS’ board of directors, and our review of publicly available information and certain research analysts’ estimates for SBS. We have also held discussions with a member of the senior management of United regarding past and current business operations, financial condition and future prospects of United’s assets other than United’s equity interests in SBS, Austar, VTR and the Company. In addition, we have reviewed the reported price and trading activity for the Common Shares, the United Class A Shares, the common shares, par value €2.00 per share (the “SBS Shares”), of SBS and the ordinary shares, no par value (the “Austar Shares”), of Austar, and compared certain financial and stock market information for the Company, United, SBS and Austar and certain financial information for VTR with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations (including certain recent minority buyout transactions and certain recent transactions in the cable industry in Latin America) and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the VTR Projections and the valuation information of United with respect to its assets other than its equity interests in SBS, Austar, VTR and the Company were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of VTR and United, respectively. You have authorized us to assume that the Revised Projections were reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company’s management; provided that, with respect to the Company management’s 2004 EBITDA forecast, in light of the risks and uncertainties expressed by Company management and the Special Committee concerning the Revised Projections, you have instructed us, for purposes of our opinion, to assume that the Company’s 2004 EBITDA will be within the range of €630 million to €687 million. The bottom end of this range is consistent with the Company management’s revised low-end 2004 EBITDA estimate provided to us on November 3, 2003; the upper end is consistent with the Revised Projections. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or United or any of their respective affiliates and we have not been furnished with any such evaluation or appraisal.

We note that, as set forth in the Prospectus, United has amended the terms of its initial Offer to provide that (i) United will not consummate the Offer unless United and its subsidiaries would collectively own at least 90% of the total number of outstanding Common Shares upon completion of the Offer; and (ii) if this 90% condition is satisfied, United will effect, as soon as practicable, the Merger and each outstanding Common Share (other than Common Shares owned by United or any of its affiliates) will be converted into the right to receive the same consideration per Common Share as in the Offer (unless United or its subsidiaries are prevented by a court or other legal requirement from effecting the Merger). We have assumed with your consent that the Transactions will be consummated on the terms set forth in the Prospectus (and that such terms will not be amended or waived by United or its subsidiaries in any manner adverse to the interests of the holders of Common Shares) and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or United or on the expected benefits of the Transactions in any way material to our analysis. We note that (i) United beneficially owns 66.75% of the Common Shares; (ii) United has indicated to you that it has no interest in pursuing a business combination involving the Company other than a transaction in which it would be a purchaser of Common Shares; and (iii) to your knowledge, no third party other than United has made any proposal to purchase most or all of the outstanding Common Shares as a single block, including during the time since the announcement of the Offer on October 6, 2003. In addition, we are not expressing any opinion herein as to the prices at which the Common Shares, the United Class A Shares, the SBS Shares or the Austar Shares will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Common Shares should tender such Common Shares in connection with the Offer.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio in the Offer and the Merger is fair from a financial point of view to holders of Common Shares (other than United or its affiliates).

Very truly yours,

/s/    GOLDMAN, SACHS & CO.

Annex B

Section 262 of the Delaware General Corporation Law

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under  § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C

Excerpt from the Resolutions of

the Board of Directors of the Company,

adopted as of October 7, 2003

“The Special Committee is hereby authorized and directed to exercise all power and authority of this Board of Directors that may be delegated by law to the Special Committee to the extent necessary for the Special Committee to take, in the name and on behalf of the Company, all reasonable or necessary steps to evaluate and, if advisable, negotiate to the terms of the exchange offer and any other proposal by United or its affiliate that may amend, replace, supplement or modify such offer (each such other proposal and the exchange offer, the “Exchange Offer”) and, in connection with such responsibilities, to communicate with the Company’s stockholders and the officers and representatives of United and its affiliates and such other persons as the Special Committee shall deem reasonable or necessary. The Special Committee may, in the name and on behalf of the Company: engage legal, financial and other advisors (at the expense of the Company) to advise, assist and represent the Special Committee in its discharge of such responsibilities, including the evaluation of and communications regarding the Exchange Offer; cause the Company to, or in the name of and on behalf of the Company, make a recommendation to the Company’s stockholders and, if appropriate, the Board, or advise the Company’s stockholders and, if appropriate, the Board, that it is neutral or unable to take a position, with respect to the Exchange Offer; and in furtherance thereof, cause the Company to, or in the name and on behalf of the Company, take such actions as are required to be taken by it with respect to the Exchange Offer under applicable Delaware corporate law (including disclosure requirements thereunder), Nasdaq rules, the federal securities laws, including Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, and any other applicable regulations in its discharge of such foregoing responsibilities. Each member of the Special Committee is also authorized to execute on behalf of the Special Committee such documents as the Special Committee shall deem necessary or appropriate to carry out such responsibilities.”

C-1